885568

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OFFICE OF
PUBLIC UTILITY REGULATION

October 13, 2004

Carl F. Lyon, Jr., Esq.
Orrick, Herrington & Sutcliffe LLP
666 Fifth Avenue
New York, NY 10103-0001

Re: Old Dominion Electric Cooperative, *et al.*
File No. 132-3

Dear Mr. Lyon:

Enclosed is our response to your letter of October 13, 2004. By incorporating our answer in the enclosed copy of your letter, we avoid having to recite or summarize the facts involved.

Very truly yours,

David G. LaRoche

David G. LaRoche
Special Counsel

Enclosure

RESPONSE OF THE OFFICE OF PUBLIC UTILITY REGULATION

Our Ref. No. 04-3-OPUR
Old Dominion Electric Cooperative, et al.

DIVISION OF INVESTMENT MANAGEMENT

File No. 132-3

Based on the facts and representations in your letter of October 13, 2004, and without necessarily agreeing with your legal analysis, we would not recommend any enforcement action to the Commission under section 2(a)(7)(A) of the Public Utility Holding Company Act of 1935 against Old Dominion, New Dominion or any of the Member Distribution Cooperatives as a result of the Reorganization and under the circumstances described in your letter.

You should note that facts or conditions different from those presented in your letter might require a different conclusion. Further, this response expresses only the Division's position on enforcement action. It does not purport to express any legal conclusion on the questions presented.

David G. LaRoche

David G. LaRoche
Special Counsel

October 13, 2004

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Act PUHCA 1935
Section 2(a)(7)(A)
Rule
Public Availability 10/13/04

October 13, 2004

Ms. Catherine A. Fisher, Assistant Director
Division of Investment Management
Office of Public Utility Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Old Dominion Electric Cooperative
<u>New Dominion Energy Cooperative</u>

Dear Ms. Fisher:

We represent Old Dominion Electric Cooperative ("<u>Old Dominion</u>") and New Dominion Energy Cooperative ("<u>New Dominion</u>"), in connection with the proposed transaction described below (the "<u>Reorganization</u>"). It is our opinion that, for the reasons and under the circumstances set forth below, neither New Dominion nor any of the twelve members of Old Dominion which are electric distribution cooperatives (the "<u>Member Distribution Cooperatives</u>") will be a "holding company" as that term is defined in the Public Utility Holding Company Act of 1935, as amended (the "<u>Act</u>"), as a result of or following the Reorganization.[1] We further request your assurance that the staff (the "<u>Staff</u>") of the Securities and Exchange Commission (the "<u>Commission</u>") will not recommend to the Commission that it take action under Section 2(a)(7)(A) of the Act against Old Dominion, New Dominion or any Member Distribution Cooperative following the Reorganization on the grounds that any of these entities is a "holding company" for purposes of the Act.

[1] The Member Distribution Cooperatives are A&N Electric Cooperative, BARC Electric Cooperative, Choptank Electric Cooperative, Community Electric Cooperative, Delaware Electric Cooperative, Mecklenburg Electric Cooperative, Northern Neck Electric Cooperative, Northern Virginia Electric Cooperative, Prince George Electric Cooperative, Rappahannock Electric Cooperative, Shenandoah Valley Electric Cooperative and Southside Electric Cooperative.

I. BACKGROUND

A. Old Dominion

1. Description.

a. **Ownership.** Old Dominion is a power supply cooperative organized in Virginia. Old Dominion is entirely owned by the twelve Member Distribution Cooperatives and a thirteenth member (the "Class B Member"). Each Member Distribution Cooperative is organized in Virginia, Delaware or Maryland, and is engaged primarily in the distribution of electric energy. Each Member Distribution Cooperative currently provides retail electric service to residential, commercial and industrial consumers. Each Member Distribution Cooperative is entirely owned by its consumers.

The Class B Member is not an electric distribution cooperative but is a corporation owned entirely by the Member Distribution Cooperatives. The Class B Member was formed for the primary purpose of purchasing from Old Dominion, for re-sale to the market, power that is not needed to meet the Member Distribution Cooperatives' needs, acquiring natural gas and forward purchase contracts to hedge the price of natural gas required by Old Dominion, and take advantage of other power-related trading opportunities in the market for non-speculative purposes.[2]

b. **Business.** Old Dominion's principal business is providing wholesale electric service to the Member Distribution Cooperatives. Since Old Dominion's formation, it has provided generation, transmission and related services to each Member Distribution Cooperative pursuant to a long-term wholesale power contract in full satisfaction of each Member Distribution Cooperative's requirements for electric energy, except for the power purchased from the Southeastern Power Administration and from qualifying facilities under the Public Utility Regulatory Policies Act of 1978, as amended. Old Dominion also provides wholesale electric service to the Class B Member and non-members with electric energy surplus to the requirements of the Member Distribution Cooperatives in accordance with certain power sales and interchange agreements.

c. **Facilities.** Currently, Old Dominion owns electric generation and minor transmission facilities in Virginia and Maryland. All of these facilities are operated by third-parties. Ten of the Member Distribution Cooperatives own and operate facilities for the

[2] As noted below, the Class B Member will cease to be a member of Old Dominion prior to the date of the Reorganization. As a result, the Class B Member has no impact on the analysis of the issues presented herein.

distribution of electric energy in Virginia. One of these Member Distribution Cooperatives also serves a small portion of West Virginia. Two of the Member Distribution Cooperatives own and operate electric distribution facilities solely in Delaware and Maryland, respectively.

2. **Finance and Tax Matters.** Old Dominion operates on a not-for-profit basis and claims tax-exempt status under sections 501(a) and 501(c)(12) of the Internal Revenue Code. Since 1992, Old Dominion's principal source of funding has been issuances of long-term debt in the capital markets. Old Dominion files periodic reports with the Commission under section 13(a) of the Securities Exchange Act of 1934, as amended. The rates Old Dominion charges its Member Distribution Cooperatives for wholesale sales of electric energy and capacity are determined by a formulary rate accepted by the Federal Energy Regulatory Commission. Under this formulary rate, Old Dominion seeks to generate margins sufficient to establish reasonable reserves, meet financial coverage requirements and accumulate additional equity required by Old Dominion's board of directors. Revenues in excess of current period costs in any year are designated as net margin in Old Dominion's statements of revenues and expenses and patronage capital.

3. **Membership Interests.** Patronage capital constitutes the principal equity of Old Dominion. As provided in Article 8 of Old Dominion's bylaws ("Old Dominion Bylaws"), a copy of which is attached hereto at Tab A, retained net margins are designated on Old Dominion's balance sheets as patronage capital, which is allocated to each member on the basis of the member's purchases of electric capacity from Old Dominion. Any distribution of patronage capital is subject to the discretion of the board of directors.[3] No interest has been paid on any capital furnished by any member of Old Dominion. In the event of the liquidation or dissolution of Old Dominion, after all its outstanding indebtedness has been paid, outstanding capital credits would be retired without priority on a *pro rata* basis and any remaining assets would be distributed to Old Dominion's members and former members based on their historic patronage.[4]

Membership in Old Dominion is non-transferable, except that a member may transfer its membership to its successor in a consolidation or merger, subject to the successor's eligibility for membership and agreement to purchase from Old Dominion electric energy or other products or services under the terms and conditions of contracts then in effect between Old Dominion and its members.[5] Each member of Old Dominion is entitled to (i) purchase electric energy from Old

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[3] Old Dominion Bylaws, section 8.03.

[4] Id., sections 2.01 and 8.03.

[5] Id., section 1.02.

Dominion, (ii) vote on all matters submitted to members for a vote, (iii) receive a credit for any capital contributed to Old Dominion, and (iv) receive payment for any patronage capital contributed to Old Dominion if the board of directors of Old Dominion authorizes any such payments.[6] In connection with all matters on which members have a vote, each member has one vote.[7] Without the consent of Old Dominion's board of directors, a member may assign capital credited to its account only on the books of Old Dominion and only to successors in serving the service territory of that member served by Old Dominion.[8]

B. New Dominion

1. **Description.** New Dominion is a newly formed Virginia power supply cooperative organized solely for purposes of the Reorganization. Currently, New Dominion has no members and owns no assets. As discussed below, immediately following the Reorganization, New Dominion will have as its members each of the Member Distribution Cooperatives and New Dominion will become the sole member of Old Dominion. No material tangible assets will be transferred to New Dominion in connection with the Reorganization but New Dominion may acquire or develop electric generation or transmission facilities in the future. New Dominion currently does not operate any such facilities but may do so in the future.

2. **Finance and Tax Matters.** New Dominion will be operated on a not-for-profit basis. New Dominion will designate revenues in excess of current period costs in any year as net margin on its statements of revenues and expenses and patronage capital. New Dominion's principal sources of financing are expected to be issuances of long-term debt in the capital markets, working capital facilities with commercial banks, a mutual credit agreement between Old Dominion and New Dominion permitting each to borrow from the other, and prepayments by the Member Distribution Cooperatives of obligations to New Dominion. New Dominion is not expected to receive financing from the U.S.D.A. Rural Utilities Service. New Dominion will be a taxable cooperative.

3. **Membership Interests.** The proposed bylaws of New Dominion provide that membership in New Dominion will be non-transferable, except that a member may transfer its membership to its successor in a consolidation or merger, subject to the successor's eligibility for membership and agreement to purchase from New Dominion electric energy or other products or services under the terms and conditions of the contracts then in effect between New

[6] Id., sections 3.06, 8.02 and 8.03.

[7] Id., section 3.06.

[8] Id., section 8.04.

Dominion and the member.[9] Each member of New Dominion will be entitled to (i) purchase electric energy from New Dominion, (ii) vote on all matters submitted to members for a vote, (iii) receive a credit for any capital contributed to New Dominion, and (iv) receive payment for any patronage capital contributed to New Dominion if the board of directors of New Dominion authorizes any such payments.[10]

Each member of New Dominion will have a single vote at any meeting of New Dominion's members and will be entitled to appoint two individuals to New Dominion's board of directors.[11] In connection with any matter pertaining to Old Dominion as to which New Dominion has a vote, each member of New Dominion is entitled to require New Dominion to exercise one of its votes with respect to such matter in the manner that is directed by such member by designating, on behalf of New Dominion, a single voting delegate to represent the interests of such member at meetings of Old Dominion's members.[12] Similarly, each member of New Dominion is entitled to direct New Dominion as to the appointment of two individuals to Old Dominion's board of directors by designating two nominees for such position.[13]

Upon any liquidation or dissolution of New Dominion, after all debts have been paid and all patronage capital has been redeemed on a *pro rata* basis to the members and former members of New Dominion, any remaining assets will be distributed to New Dominion's members and former members based on the historic patronage of each.[14] No interest will be paid to any member on any capital invested by such member in New Dominion and New Dominion will operate at cost.[15] If New Dominion realizes margins in any taxable year, New Dominion will return those margins to New Dominion's members based on the amounts of their respective patronage for the year, at such time and in such manner as is determined by New Dominion's board of directors.[16] Until such time as these margins have been returned to New Dominion's members, each such member will be deemed to have made a capital contribution to New Dominion in the amount of its allocated share of such unreturned margins.[17] A member may assign capital credited to its account only on the books of New Dominion and only to a successor

[9] New Dominion Proposed Bylaws, section 1.02.
[10] Id., sections 3.06, 8.02 and 8.03.
[11] Id., sections 3.05, 3.06 and 4.02.
[12] Id., section 3.06.
[13] Id.; see also paragraph II.D. below for a summary of the interconnection of these provisions of New Dominion's bylaws and Old Dominion's amended bylaws following the Reorganization.
[14] Id., sections 2.01 and 8.03.
[15] Id., sections 8.01 and 8.02.
[16] Id., section 8.03.
[17] Id., section 8.02.

by merger or consolidation.[18] A copy of the proposed bylaws of New Dominion is attached hereto at Tab B.

II. REORGANIZATION

A. Purposes

The Reorganization being considered by Old Dominion and its Member Distribution Cooperatives is a restructuring of their power supply relationships. The Reorganization is intended to address, on a long-term basis, changes affecting utilities generally and specific challenges to Old Dominion and its members by (i) increasing flexibility in financing capital needs, (ii) eliminating some existing operational constraints, and (iii) facilitating power and gas marketing and trading activities.

The electric utility industry has been impacted by many significant events in recent years, including the introduction of retail competition in the states served by the Member Distribution Cooperatives, increased credit and market scrutiny of utilities following the Enron Corp. bankruptcy, and significant fluctuations in the availability and cost of fuel for the generation of electricity. These events present an increasing challenge to Old Dominion and the Member Distribution Cooperatives to reduce costs, increase efficiency and improve management of its resources. Old Dominion and the Member Distribution Cooperatives believe that the Reorganization will put them in a better position to address these changes. The Reorganization will increase Old Dominion's flexibility in financing capital needs. For example, in the past Old Dominion has relied on lease financings to finance portions of the cost to construct its generating units. As a taxable cooperative, New Dominion would be able to enter into lower-cost lease financings than Old Dominion would be able to enter into because property leased to a tax-exempt entity is classified as tax-exempt use property and must be depreciated on a straight-line basis over an extended recovery period. These restrictions do not apply to leases of property to a taxable entity.

The Reorganization provides other types of flexibility. Currently, Old Dominion's first mortgage indenture limits its ability to issue additional obligations, restricts its operations through several covenants, and encumbers essentially all of Old Dominion's assets. Following the Reorganization, New Dominion could issue obligations under a different security instrument with alternate provisions, including on an unsecured basis. New Dominion also would have the flexibility to issue non-recourse obligations secured solely by the assets being financed. Furthermore, New Dominion would be able to enter into swaps and other derivatives which

[18] Id., section 8.04.

effectively are unavailable to Old Dominion. These swaps and other derivative securities also help lower the net cost of a financing.

B. Structure of the Reorganization

As part of the Reorganization, each Member Distribution Cooperative of Old Dominion will become a member of New Dominion by exchanging its membership interest in Old Dominion for a membership interest in New Dominion. The Class B Member will cease to be a member of Old Dominion prior to or at the time of the Reorganization. As a result, New Dominion will become the sole member of Old Dominion following the Reorganization and the Member Distribution Cooperatives will become the sole members of New Dominion. The capital credits of each Member Distribution Cooperative in New Dominion will equal its capital credits with Old Dominion prior to the Reorganization.

Each Member Distribution Cooperative will consent to the assignment by Old Dominion to New Dominion of its existing wholesale power contract. The terms and conditions of the wholesale power contracts will not change in the Reorganization.

To permit New Dominion to serve the Member Distribution Cooperatives following the Reorganization, New Dominion and Old Dominion will enter into a long-term, firm, take-or-pay wholesale power contract with respect to all of Old Dominion's existing and future generation and transmission facilities and other power supply resources, including existing and future power purchase agreements. As a result, Old Dominion is not expected to have any non-member sales of electric energy or capacity. Following the Reorganization, Old Dominion will continue to own all of its existing electric generation and transmission facilities and remain a party to its existing power purchase agreements.[19] Either Old Dominion or New Dominion may acquire or develop electric generation or transmission facilities in the future. The determination of which entity will own or lease these assets will be made at the time of such acquisition or development based on operational, financing, tax and other considerations.

To avoid any diminution in the credit of obligations issued under Old Dominion's first mortgage indenture as a result of the Reorganization, New Dominion will fully and unconditionally guarantee Old Dominion's obligations thereunder at the time of the Reorganization. In addition, no property subject to the lien of Old Dominion's first mortgage indenture will be released or transferred to New Dominion in connection with the Reorganization.

[19] Old Dominion currently is negotiating a power purchase contract with another utility and New Dominion may become a party to this contract and purchase power thereunder following the Reorganization.

C. Principal Businesses following Reorganization

Following the Reorganization, the business of New Dominion will include serving the Member Distribution Cooperatives and engaging in power and gas marketing and trading activities, including gas procurement, gas hedging, transmission, scheduling and ancillary services. New Dominion's non-member sales are expected to be less than 10% of its total sales. Old Dominion will continue to perform all of its current operations not then conducted by New Dominion, including the operation, maintenance, interconnection, and dispatching of its electric generation facilities.

D. Membership Interests following Reorganization

The bylaws of Old Dominion will be amended in connection with the Reorganization to provide that each member of Old Dominion will be either a power supply cooperative or a distribution cooperative. Each member will have a single vote at any meeting of Old Dominion's members and be entitled to appoint two individuals to Old Dominion's board of directors.[20] If any member of Old Dominion is itself a power supply cooperative, that member will be entitled to appoint a number of delegates for member meetings of Old Dominion equal to the number of its members and to recommend two individuals to serve on Old Dominion's board of directors for each of its members.[21] The combination of this provision and the bylaws of New Dominion result in the Member Distribution Cooperatives having continued participation in the management of Old Dominion even after they exchange their interests in Old Dominion for interests in New Dominion.[22] In summary, the combination of the voting provisions of the bylaws of Old Dominion after the Reorganization and New Dominion work as follows:

- Old Dominion's amended bylaws give New Dominion the right to appoint a number of delegates for membership meetings of Old Dominion equal to the number of members of New Dominion, and to recommend a number of directors to serve on Old Dominion's board equal to twice the number of New Dominion's members.

- Each Member Distribution Cooperative, as a member of New Dominion, will designate one delegate to meetings of Old Dominion's members and two nominees to serve on Old Dominion's board of directors.

- New Dominion will appoint the delegates selected by its members, the Member Distribution Cooperatives, as its delegates to membership meetings of Old Dominion.

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[20] Old Dominion Proposed Amended and Restated Bylaws, sections 1.01, 3.06 and 4.02.
[21] Id., sections 3.05 and 4.02.
[22] See paragraph I.B.3. above.

- The delegates to the membership meetings of Old Dominion will elect the nominees of New Dominion's members to Old Dominion's board of directors.

Upon any liquidation or dissolution of Old Dominion, after all debts have been paid and all patronage capital has been redeemed on a *pro rata* basis to the members and former members of Old Dominion, any remaining assets will be distributed to Old Dominion's members and former members based on the historic patronage of each.[23] The bylaws of Old Dominion also will provide that no interest will be paid to any member on any capital invested by such member in Old Dominion and that Old Dominion will operate at cost.[24] If Old Dominion realizes margins in any year, Old Dominion will return those margins to Old Dominion's members based on the amounts of their respective patronage for the year, at such time and in such manner as Old Dominion's board of directors determines.[25] Until such time as these margins have been returned to Old Dominion's members, each such member will be deemed to have made a capital contribution to Old Dominion in the amount of its allocated share of such unreturned margins.[26] A copy of the proposed amended and restated bylaws of Old Dominion following the Reorganization is attached hereto at Tab C.

E. Conditions to Reorganization

The Reorganization is subject to a number of conditions, including (i) obtainment of approval of the terms and conditions of the Reorganization from all of the Member Distribution Cooperatives, (ii) approval by the Rural Utilities Services to the assignment by Old Dominion to New Dominion of the existing wholesale power contracts with the Member Distribution Cooperatives, (iii) other governmental, lender and other third-party consents, authorizations, waivers, orders and approvals, (iv) confirmation from the rating agencies that the credit ratings assigned to Old Dominion will not be lowered as a result of the Reorganization and that the rating agencies would assign ratings to New Dominion equal to or greater than Old Dominion's existing credit ratings, and (v) that neither Old Dominion nor New Dominion will be subject to regulation as a "holding company" or a "subsidiary company" or an "affiliate" of a "holding company" within the meaning of the Act. Old Dominion and New Dominion already have obtained a private letter ruling from the Internal Revenue Service confirming that both will qualify as a cooperative for federal income tax purposes following the Reorganization.

[23] Id., section 8.03.
[24] Id., sections 8.01 and 8.02.
[25] Id., section 8.03.
[26] Id., section 8.02.

III. ISSUES ARISING UNDER THE ACT

We are requesting a no-action letter that, under the Act and based on the above facts, the Staff will not recommend enforcement action to the Commission against Old Dominion, New Dominion or any Member Distribution Cooperative as a result of the Reorganization. In particular, we request the Staff's confirmation of our opinion that, following the proposed Reorganization, neither New Dominion nor any Member Distribution Cooperative would be considered by the Commission to be a "holding company" under the Act.

A. Electric Utility Company Status

Under Section 2(a)(7)(A) of the Act, a "holding company" is defined as "any company which directly or indirectly owns, controls or holds with power to vote, 10 per centum or more of the outstanding voting securities of a public utility company . . .." A "public utility company" is defined in Section 2(a)(5) of the Act to include an "electric utility company." Section 2(a)(3) of the Act defines an "electric utility company" as "any company which owns or operates facilities used for the generation, transmission, or distribution of electric energy for sale . . .." Old Dominion currently is an "electric utility company" (and therefore a "public utility company") as defined in the Act because it owns facilities used for the generation of electric energy for sale.

As described above, immediately following the Reorganization, New Dominion will not own or operate facilities used for the generation, transmission, or distribution of electric energy for sale. Still, New Dominion may own or operate these facilities in the future. As a result, for purposes of this letter, it should be assumed that New Dominion would be an "electric utility company" and thus a "public utility company" within the meaning of the Act following the Reorganization.

B. Membership Interests Not Voting Securities

Section 2(a)(17) of the Act defines "voting security" as "any security presently entitling the owner or the holder thereof to vote in the direction or management of the affairs of a company . . .." Under this definition, for there to be a "voting security," there must be a "security" under the Act. Section 2(a)(16) of the Act defines a "security" as "any note, draft, stock, treasury stock, bond, debenture, certificate of interest or participation in any profit-sharing agreement or in any oil, gas, other mineral royalty or lease, any collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, receiver's or trustee's certificate, or, in general, any instrument commonly known as a 'security'; or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, assumption of liability on, or warrant or right to subscribe to or purchase, any of the foregoing."

Beginning in 1974, the Staff issued a series of no-action letters under the Act in which the Staff concurred with cooperatives which argued that a membership interest in a cooperative is not a "security" within the meaning of the Act.[27] As a result, the owner of such an interest in a public utility company is not a "holding company" subject to regulation under the Act.

In *Distribution Cooperatives*,[28] sixteen rural electric cooperative corporations and two generation and transmission cooperative corporations, each of which operated on a not-for-profit basis to supply electric energy to its members, sought assurance that membership interests held by entities to which they distributed power did not constitute "securities" under the Act. In reaching its conclusion not to recommend enforcement action, the Staff noted its reliance on "the fact that all of the cooperatives are not-for-profit undertakings, the sale of power is primarily to members (apart from power pool arrangements), and that neither the certificates nor the incidents thereof are transferable." In *Associated and Federated*, the Staff noted that one generation and transmission cooperative at issue participated in three power pools through which energy was exchanged with other utility companies and, at times, sold surplus power to non-members, with the proceeds of such sales, in effect, credited against costs charged to members. Finally, in two no-action letters addressing the proposed reorganization of two electric generation and transmission cooperatives into separate generation, transmission and services cooperatives, the Staff reaffirmed its view that membership interests in a cooperative corporation are not "securities" within the meaning of the Act.[29] The Staff also has stated a consistent view that membership interests in a cooperative are not "securities" under the Securities Act of 1933 and the Securities Exchange Act of 1934 in numerous no-action letters.[30]

1. Membership Interest in Old Dominion Not a Voting Security. In reliance on the above no-action letters, Old Dominion has operated to date on the assumption that no member of it is subject to regulation under the Act as a result of its interest in Old

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[27] See Distribution Cooperatives, SEC No-Action Letter, 1974 SEC No-Act. LEXIS 4 (April 1, 1974); Associated Electric Cooperative, Inc. and Federated Electric Cooperative, Inc., SEC No-Action Letter 1975 SEC No-Act. LEXIS 2665 (February 17, 1975) ("Associated and Federated").

[28] SEC No-Action Letter, 1974 SEC No-Act. LEXIS 4 (April 1, 1974).

[29] Oglethorpe Power Corporation et al., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 878 (November 7, 1996) ("Oglethorpe"); Arizona Electric Power Cooperative, Inc. SEC No-Action Letter, 2001 SEC No-Act. LEXIS 685 (July 26, 2001) ("Arizona Electric").

[30] *See, e.g,* Professional Veterinary Products, Ltd., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 592 (July 12, 1996); Cap Rock Telephone Company, Inc., SEC No-Action Letter, 1994 SEC No-Act. LEXIS 763 (Nov. 4, 1994).

Dominion.[31] Furthermore, based on the foregoing, under the Reorganization, the sole membership interest in Old Dominion to be owned by New Dominion should not be considered a "security" under the Act. Old Dominion would continue to be a cooperative operating on a not-for-profit basis, it is expected to make sales to its sole member only, and neither membership in Old Dominion nor the benefits of such membership will be transferable by New Dominion. The sole distinction between this arrangement and those reviewed previously by the Staff is that Old Dominion would have a single member, whereas the prior no-action letters analyzed the membership certificates of cooperatives with more than one member. In *Distribution Cooperatives*, for example, the staff stated "we regard the certificates as evidence of membership in a joint business arrangement for power supply." However, the fact that Old Dominion would have a single member does not undercut the rationale in *Distribution Cooperatives*, because under the Reorganization being considered by Old Dominion and the Member Distribution Cooperatives, the overall structure would continue to be properly characterized as a joint business arrangement for power supply. As evidence of this joint business arrangement, the combination of the bylaws of Old Dominion and New Dominion following the Reorganization will give each of the Member Distribution Cooperative the right to (i) designate two persons for membership on the board of directors of Old Dominion, and (ii) appoint a delegate for any meeting of the members of Old Dominion, even though New Dominion is the sole member of Old Dominion.[32] Because New Dominion's membership interest in Old Dominion would not be considered a "security" under the Act, New Dominion would not become subject to regulation as a "holding company" under the Act by virtue of its ownership of such membership interest.

2. Membership Interests in New Dominion Not Voting Securities. Similarly, the Member Distribution Cooperatives' membership interests in New Dominion should not be considered "securities" or consequently not "voting securities" under the Act. Because New Dominion will be a cooperative operating on a not-for-profit basis, it would make sales primarily to the Member Distribution Cooperatives,[33] and neither membership in New Dominion nor the benefits of such membership will be transferable by the Member Distribution

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[31] In addition to the no-action letters holding that a membership interest is not a voting security, no member of Old Dominion has a 10% or greater voting interest in Old Dominion.

[32] See paragraph II.D. above.

[33] The expected off-system sales of New Dominion are significantly less than those described in other recent no action letters. New Dominion's off-system sales are expected to be less than 10% of its total revenues. In contrast, in *Arizona Electric*, it was predicted the generation cooperative's off-system sales would be no more than 15% of revenues in the future. (In the year prior to the no-action letter, its off-system sales were 21% of electric revenues.) In *Oglethorpe*, Oglethorpe's off-system sales totaled 20.4% of its total sales in the year prior to the no-action letter and were 14.8% of its total sales for the partial year before submittal of the no-action letter.

Cooperatives. Thus, none of the Member Distribution Cooperatives would be considered a "holding company" under the Act by virtue of holding such membership interests in New Dominion.

IV. REQUEST FOR NO-ACTION ASSURANCE

On the basis of the foregoing description of the Reorganization and our analysis of the Act, we request your assurance that the Staff will not recommend that the Commission take action under Section 2(a)(7)(A) of the Act against Old Dominion, New Dominion or any Member Distribution Cooperative on the grounds that any of these entities is a "holding company" for purposes of the Act.

If you have any questions or require any additional information regarding this request, please do not hesitate to contact the undersigned at (212) 506-5180 or Michael D. Hornstein at (202) 339-8461.

Very truly yours,

Carl F. Lyon, Jr.

BYLAWS

OF

OLD DOMINION ELECTRIC COOPERATIVE

AMENDED AND RESTATED AS OF SEPTEMBER 10, 2002

BYLAWS
OF
OLD DOMINION ELECTRIC COOPERATIVE
AMENDED AND RESTATED AS OF SEPTEMBER 10, 2002

ARTICLE 1

MEMBERSHIP

Section 1.01 Requirements for Membership

Any applicant seeking membership in Old Dominion Electric Cooperative (hereinafter called "Old Dominion") may become a Member by:

A. Executing a written application for membership;

B. Agreeing to purchase energy or other products or services from or through Old Dominion as specified by the Articles of Incorporation, these Bylaws, and the Board of Directors;

C. Agreeing to comply with and be bound by the Articles of Incorporation, these Bylaws and any amendments, and any rules and regulations adopted by the Board of Directors;

D. Paying any membership fee and such other assessments and charges as approved by the Board of Directors; and

E. Being accepted for membership by a vote of at least two-thirds (2/3) of the members of the Board of Directors of Old Dominion entitled to vote.

The Secretary shall give each applicant at least ten (10) days written notice of the date of the meeting of the Board of Directors to which its application will be submitted and the applicant shall be entitled to be present and heard at the meeting.

Section 1.02 Limitation of Membership

No member may hold more than one membership in Old Dominion, and no membership in Old Dominion shall be transferable; except that, in case of a merger or consolidation, membership may be vested in the successor corporation provided the successor corporation shall be eligible for membership, shall agree to purchase from Old Dominion energy or other products or services under the terms and conditions of the contracts then in effect between Old Dominion and its Members, and shall agree to comply with and be bound by the Articles of Incorporation of Old Dominion, these Bylaws and any amendments, and such rules, regulations, and assessments as may be adopted by the Board of Directors.

Section 1.03 Membership Certificates

Membership in Old Dominion shall be evidenced by a membership certificate in the form and with such provisions as shall be determined by the Board of Directors. The certificate shall be signed by the Chairman of the Board and by the Secretary with the corporate seal affixed. In case a certificate is lost, destroyed or mutilated, a new certificate may be issued upon such terms and conditions as the Board of Directors may prescribe.

Section 1.04 Classes of Membership

Members of Old Dominion shall be divided into three (3) classes, designated as Class A, Class B, and Class C, respectively.

Class A shall consist of electric distribution cooperatives or their successors, the power requirements of which are or will be served at wholesale by Old Dominion through generation assets owned by Old Dominion or power purchase arrangements made by Old Dominion. Class A Members shall purchase from or through Old Dominion all electric energy used by the Class A Member to operate its system, subject to the Old Dominion Electric Cooperative Amended and Restated Wholesale Power Contract dated 1992 between the Class A Member and Old Dominion, and may purchase such other products or services from Old Dominion as Old Dominion is permitted by law to offer for sale.

Class B shall consist of other wholesale customers admitted to membership that purchase electric capacity or energy, or both, at wholesale from or through Old Dominion pursuant to a full or partial requirements contract between the Class B member and Old Dominion, which will be served though generation assets owned by Old Dominion or power purchase arrangements made by Old Dominion. Class B Members also may purchase such other products or services from Old Dominion as Old Dominion is permitted by law to offer for sale.

Class C shall consist of any other customers admitted to membership that purchase energy, or any other products or services that Old Dominion is permitted by law to offer for sale, from or through Old Dominion pursuant to any other contract, arrangement or agreement.

Each Member shall pay for all energy or other products or services used by it at such time and at such rates or prices as shall be approved by the Board of Directors. It is expressly understood that amounts paid for energy or other products or services in excess of the cost of service are furnished by Member as capital and each Member shall be credited with capital so furnished, as provided by these Bylaws.

Sales made through a power exchange or other state or regional wholesale market system by Old Dominion to any Member of any of the above-listed classes of membership shall not alter the character of the payments accruing to Old Dominion for such sales or affect a Member's membership status.

Section 1.05 Termination of Membership

If a Member (1) (withdraws from membership, (2) is expelled from membership, or (3) its contract with Old Dominion terminates according to the terms of that contract, its membership in Old Dominion shall automatically terminate.

The withdrawal or expulsion of a Member shall be effected as follows:

A. A Member may withdraw from membership upon compliance with such terms and conditions as the Board of Directors may prescribe, provided, however, no Member shall be permitted to withdraw until its withdrawal has been approved by an affirmative vote of not less than two thirds (2/3) of all the Directors and it has met all its contractual obligations, debts and liabilities to Old Dominion. Written notice of withdrawal shall be delivered to any officer of Old Dominion or to the Board of Directors at least ninety (90) days prior to the date upon which the withdrawal is proposed to become effective.

B. The Board of Directors may, by the affirmative vote of not less than two-thirds (2/3) of all the Directors, recommend the expulsion of any Member who fails to comply with any of the provisions of the Articles of Incorporation, Bylaws or rules and regulations adopted by the Board of Directors, but only if that Member shall have been given written notice by the Secretary of Old Dominion that such failure makes it liable to expulsion from membership and the failure shall have continued for at least ten (10) days after such notice was given. Within thirty (30) days after the Board shall have recommended expulsion of a Member, a meeting of the Members shall be held at which such Member shall be given an opportunity to present its case, by counsel or otherwise, and the Board shall have the same opportunity, after which a vote shall be taken on the expulsion of such Member. An affirmative vote by two-thirds (2/3) of the Members present at such meeting shall be required in order to expel a Member. The resolution of expulsion shall set forth the reasons for the expulsion.

C. Upon termination of a contract between a Member and Old Dominion according to its terms, or upon the cessation of existence, withdrawal or expulsion of a Member, the membership shall terminate, and the membership certificate of such Member shall be surrendered forthwith to Old Dominion. Termination of membership in any manner shall not release a Member from any debts, liabilities or any outstanding, continuing, or residual contractual obligations to or through Old Dominion. Payments made to Old Dominion for any such debts, liabilities, or outstanding, continuing or residual contractual obligations shall be regarded as payments for services and obligations incurred as a Member and will be classified as member income to Old Dominion.

Section 1.06 Membership Fees and Dues

The Board of Directors may fix fees, dues or assessments to be paid by Members of Old Dominion as and when the same are required in the judgment of the Board of Directors. The dues, electric rates and assessments, when fixed, shall become obligations of the Members of Old Dominion and failure to pay the same may be an occasion for termination of membership of the delinquent Member.

ARTICLE 2

RIGHTS AND LIABILITIES OF MEMBERS

Section 2.01 Property Interest of Members

Members shall have no individual or separate interest in the property or assets of Old Dominion except, upon dissolution, after (1) all debts and liabilities of Old Dominion shall have been paid, and (2) all capital furnished through patronage shall have been returned. Any remaining property and assets of Old Dominion shall be distributed among the Members and former Members in the proportion which the aggregate contributed patronage capital of each bears to the total contributed patronage capital of all Members and former Members.

ARTICLE 3

MEETINGS OF MEMBERS

Section 3.01 Annual Meeting

The annual meeting of the Members shall be held at the date, time, and place designated in the notice of the annual meeting, for the purposes of electing Directors, passing upon reports covering the previous fiscal year, and transacting any other business as may come before the meeting. Failure to hold the annual meeting at the designated time shall not work a forfeiture or dissolution of Old Dominion.

Section 3.02 Special Meetings

Special meetings of the Members may be called by resolution of the Board of Directors or upon a written request signed by six (6) or more Directors, the Chairman of the Board, or three (3) or more Members. It shall be the duty of the Secretary to cause notice of the meeting to be given as these Bylaws provide. Special meetings of the Members may be held at any place designated by the Board of Directors or by the Chairman of the Board.

Section 3.03 Notice of Members' Meeting

Written or printed notice to each Member stating the place, day and hour of the meeting and, in case of a special meeting or an annual meeting at which business requiring special notice is to be transacted, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) days nor more than forty-five (45) days before the date of the meeting either personally or by mail by or at the direction of the Chairman of the Board, the Secretary or the persons calling the meeting.

If mailed, the notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the Member at its address as it appears on the records of Old Dominion. The failure of any Member to receive notice of an annual or special meeting of the Members shall not invalidate any action which may be taken by the Members at the meeting.

Section 3.04 Quorum

Business may be transacted at any annual or special meeting of the Members provided there are present, without respect to proxies, duly registered Member delegates, selected as provided in Section 3.05 of these Bylaws, constituting at least fifty percent (50%) of the total number of the Members of Old Dominion. If less than fifty percent (50%) of the total Members are present, a majority of those Members may adjourn the meeting without further notice.

Section 3.05 Member Delegates

Each Member shall be represented at Member meetings of Old Dominion by one (1) voting delegate designated by the Member's board of directors. Upon becoming a Member, the Secretary of each Member shall certify to the Secretary of Old Dominion the name and address of the delegate designated by it to represent it at Member meetings of Old Dominion and the date of expiration of the term of such delegate. The Secretary of the Member shall advise the Secretary of Old Dominion promptly in writing of any change in its delegate. Each Member may, at any time by resolution of its Board of Directors, terminate the appointment of its delegate after which it shall notify Old Dominion of the action in writing.

Section 3.06 Voting

Each Member shall be entitled to only one (1) vote upon each matter submitted to a vote at a meeting of the Members. If a Member has no duly qualified delegate present at the meeting, the President of the Member may represent and cast the vote of the Member, provided, however, before representing and casting the vote of any such Member, the President shall have filed with the Secretary of Old Dominion an instrument in writing executed by another officer of the Member certifying that he or she is the President of the Member.

At all meetings of the Members at which a quorum is present, all questions shall be decided by a vote of the majority of the Members represented except as otherwise provided by these Bylaws. A Member's delegate may hold and vote only one (1) proxy and no more for an absent Member's delegate. There shall be no voting other than in person or by proxy.

Section 3.07 Proxies

At all meetings of Members, voting by proxy is authorized. Proxies must be in writing and executed on behalf of the absent Member by its Secretary under its corporate seal or by its Member delegate who is absent or has earlier been duly registered at such meeting but has since absented themselves. A proxy may be restricted to a particular matter or unlimited; if not restricted, it shall be deemed unlimited. A proxy shall not be valid after sixty (60) days from the date of its execution.

ARTICLE 4

DIRECTORS

Section 4.01 General Powers

The business and affairs of Old Dominion shall be managed by the Board of Directors. The Board of Directors shall exercise the powers of Old Dominion except such as are by law, the Articles of Incorporation or these Bylaws conferred upon or reserved unto the Members.

Section 4.02 Qualification and Tenure

A. Any person recommended to the Nominating Committee by a Member, in good standing, shall be eligible for election to the Old Dominion Board of Directors as a Director within the class of membership of the Member making the recommendation.

B. Each Class A Member shall be entitled to seat two (2) Directors on the Board of Old Dominion, of which at least one (1) shall be selected from that Member's board of directors. If permitted by law, each of classes B and C shall be entitled to seat one (1) Director per class; otherwise, Class B and C Members shall have such representation as is required by law. Each Director shall have one (1) vote.

C. Candidates for election to the Old Dominion Board of Directors shall be nominated by the Nominating Committee. Upon becoming a Class A Member and each year thereafter, the Secretary of each Class A Member shall certify to the Secretary of Old Dominion the names and addresses of the Director candidates who have been recommended to the Nominating Committee by the Member as candidates for election as its Directors. Any Class B or C Member may recommend to the Nominating Committee a candidate for election as the Director to represent its class. The initial election of a Director to represent either Class B or Class C shall be conducted at the next annual meeting of the Members following admission of a Member to that Class.

Section 4.03 Removal of Directors

A. A Class A Member may remove its own Directors.

B. A Director may be removed for cause by a vote of two-thirds (2/3) of the Directors of Old Dominion or of the Members of Old Dominion, provided notice of the charges against the Director shall have been filed with the Secretary in writing together with a petition signed by at least thirty percent (30%) of the Directors or Members, as appropriate, requesting removal of the Director. Such Director shall be informed in writing of the charges at least ten (10) days prior to the meeting at which the charges are to be considered and shall have an opportunity to be present and represented by counsel at the meeting and to present evidence relevant to the charges; and the person or persons bringing the charges shall have the same opportunity. The question of the removal of such Director shall be considered and voted upon at the meeting.

Section 4.04 Vacancies

A vacancy in the Board of Directors shall be filled by a new Director. For Class A Members, the candidate shall be recommended to the Nominating Committee by the Member whose directorate has been vacated. For Class B and C, any Class B or C Member may recommend a candidate to the Nominating Committee. The Nominating Committee shall nominate a candidate and the new Director shall be elected by the Board of Directors of Old Dominion. That Director shall serve for the unexpired term of the predecessor.

Section 4.05 Compensation

The Compensation of the directors shall be set from time to time by resolution of the Board of Directors.

Section 4.06 Rules and Regulations

The Board of Directors shall have the power to make and adopt such rules and regulations and fix the compensation of officers and employees as it may deem advisable for the proper management, administration and regulation of the business affairs of Old Dominion.

ARTICLE 5

MEETINGS OF DIRECTORS

Section 5.01 Annual Meeting of the Directors

An annual meeting of the Board of Directors, at which election of officers shall take place and other business may be transacted, shall be held at the same site as, and immediately following the adjournment of, the annual meeting of the Members of Old Dominion. Notice of the annual meeting of the Members, as provided for in Section 3.03 of Article 3, shall also constitute notice of the annual meeting of the Board of Directors.

Section 5.02 Special Meetings

Special meetings of the Board of Directors may be called by the Chairman of the Board or by any five (5) Directors. It shall be the duty of the Secretary to cause notice of such meeting to be given as provided. Those who called the meeting shall fix the time and place.

Section 5.03 Notice

Notice of the time, place and purpose of any regular or special meeting of the Board of Directors shall be given not less than ten (10) days nor more than forty-five (45) days prior the meeting date, by written notice, delivered personally or mailed to each Director at their last known address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage prepaid.

The attendance of a Director at any meeting shall constitute a waiver of notice of such meeting, except in case a Director shall attend a meeting for the express purpose of objecting to the transaction of any business because the meeting shall not have been lawfully called or convened.

Section 5.04 Quorum

A majority of the Board of Directors shall constitute a quorum. If less than a majority of the Directors is present at a meeting, a majority of the Directors present may adjourn the meeting. The Secretary shall notify any absent Directors of the time and place of such adjourned meeting. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless otherwise stipulated by these Bylaws, the Articles of Incorporation or State law.

Section 5.05 Voting

Each Director shall be entitled to only one (1) vote, and no more, upon each matter submitted to a vote. There shall be no voting by proxy or by mail.

Section 5.06 Presence of Others

The directors, employees, or other representatives of a Member shall be entitled to attend all regular and special meetings of the Board of Directors, however, they shall have no vote and shall not be allowed to speak or otherwise participate in the proceedings unless so authorized by the Board. The Board of Directors, when it deems prudent and advisable, may declare an executive session. Persons other than the Board Members shall not be entitled to attend the executive session unless by invitation.

Section 5.07 Participation by Telephone at Board Meetings.

Unless otherwise restricted in these Bylaws, the Directors may participate in meetings of the Board and shall be deemed to be present at such meetings as though physically present if they are participating by means of a conference telephone or similar communications equipment by which all persons participating at the meeting can hear each other and respond to matters properly brought before the meeting. Directors participating by such communications means shall be deemed present for all purposes including determination of quorum.

ARTICLE 6

COMMITTEES

Section 6.01 Executive Committee

A. Composition: The Executive Committee shall consist of six (6) Directors. The Chairman, Vice Chairman and Secretary/Treasurer shall be permanent members of the committee. The remaining three (3) members of the committee shall be non-permanent members. The non-permanent members of the committee shall be elected by and from the Board of Directors. The Chairman of the Board of Old Dominion shall be Chairman of the Executive Committee. No two (2) members of this committee shall be from the same Member organization and at least three (3) members of the committee shall be directors of Member organizations and not employees. The President of Old Dominion shall be an ex-officio member of the committee, but without a vote.

B. Term of Office: The term of office for the non-permanent members of the Executive Committee shall be three (3) years. Upon serving one (1) full three (3) year term, no Director shall be eligible to be reelected for a successive term on the Executive Committee. The permanent committee members' terms shall be determined according to Article 7, Section 7.02 of these Bylaws.

C. Meetings, Powers and Functions: The Executive Committee shall meet upon the call of the Chairman of the Board. The Executive Committee shall exercise all of the functions and powers of the Board of Directors between meetings of the Board of Directors. All actions taken by the Executive Committee shall be reported to the next regularly scheduled meeting of the Board of Directors. Four (4) members of the Executive Committee shall be considered a quorum for the transaction of any business.

D. Vacancies: Except as otherwise provided in these Bylaws, a vacancy among the non-permanent members of the committee may be filled by the Board of Directors for the unexpired portion of the term. A vacancy among the permanent members of the committee shall be filled according to Article 7, Section 7.04, of these Bylaws.

Section 6.02 Nominating Committee

A. The Chairman of the Board shall propose and the Board shall elect five (5) Directors to the Nominating Committee. The Chairman, in selecting the committee members, shall give consideration to geographic and demographic balance among the Members.

B. The Nominating Committee shall nominate candidates for election to the Board of Directors as provided in these Bylaws. Not more than ninety (90) days, but not less than sixty (60) days prior to the annual meeting of the Members, Members may submit recommendations for nomination as a candidate for the Board of Directors to the Nominating Committee. The Nominating Committee shall select a slate of candidates and report its nominations to the Members in writing. The report shall be delivered to each Member at least forty-five (45) days prior to each annual meeting. For vacancies on the Board of Directors, the Nominating Committee shall report its nominees to the Board ten (10) days prior to the meeting at which the vacancy will be filled.

C. The Nominating Committee shall nominate one or more candidates for each vacancy on the Executive Committee. The Nominating Committee shall report its slate of nominations to the full Board in writing. The report shall be delivered to each Director forty-five (45) days prior to each annual meeting or any meeting at which an Executive Committee vacancy is to be filled.

D. The term of office for a member of the Nominating Committee shall be three (3) years. Upon serving one full three-year term, no member of the Committee shall be eligible to be reelected for a successive term on the Committee. Except as otherwise provided in these Bylaws, in the event of a vacancy on the committee, the Chairman of the Board shall propose and the Board shall elect a new member to serve the unexpired portion of the term.

Section 6.03 Additional Committees

The Board of Directors shall create the following additional standing committees and shall delegate the necessary authority to each such committee:

Finance Committee
Power Supply and Resources Committee
Joint Human Resources Committee
Audit Committee

The Chairman of the Board shall appoint the members of all committees other than the Executive Committee, and shall designate the chairs of such committees who shall serve no more than three consecutive one-year terms.

The Board of Directors may, as it deems necessary, create any additional committees and delegate to those committees any authority, duties, powers or obligations it may deem necessary for carrying out the business and objectives of Old Dominion. The Board of Directors may, in its discretion, instruct the Chairman of the Board to appoint special committees with the members being designated by the Chairman of the Board and such special committees shall have the power and perform the duties as may be provided in the resolution of the Board.

The Chairman of the Board may also create temporary committees to carry out the business and objectives of Old Dominion.

Section 6.04 Participation by Telephone at Committee Meetings

Unless otherwise restricted in these Bylaws or in the resolution creating a committee, the members of any committee may participate in meetings of the committee and shall be deemed to be present at such meetings as though physically present if they are participating by means of a conference telephone or similar communications equipment by which all persons participating at the meeting can hear each other respond to matters properly brought before the meeting. Members of the committee participating by such communications means shall be deemed present for all purposes including determination of quorum.

ARTICLE 7

OFFICERS

Section 7.01 Number and Positions

The officers shall be Chairman of the Board, Vice Chairman of the Board, Secretary/Treasurer, and President. The Board may, if it desires, elect additional officers, including but not limited to Assistant Secretary/Treasurers, or appoint additional officers, including but not limited to Vice Presidents.

Elected officers must be Directors, but other officers need not be Directors.

The office of President shall be occupied by a regular employee.

Section 7.02 Election and Term of Office

A. The Chairman, Vice Chairman and Secretary/Treasurer whose terms of office are expiring shall be elected by and from the Board of Directors at the meeting of the Board of Directors held immediately after the annual meeting of the Members. If the election shall not be held at such meeting, such election shall be held as soon thereafter as is convenient. Each officer shall hold office until the first meeting of the Board of Directors following the next succeeding annual meeting of the Members or until their successor shall have been elected and shall have qualified.

B. The term of office for the Chairman, Vice Chairman and Secretary/Treasurer shall be for three (3) years. Upon serving one full three (3) year term in an office, no Director shall be eligible to be elected to a successive term in the same office as Chairman, Vice Chairman or Secretary/Treasurer.

C. Officers other than Chairman, Vice Chairman and Secretary/Treasurer shall hold office at the pleasure of the Board.

Section 7.03 Removal of Officers by Directors

Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors by majority vote of all the Directors whenever, in its judgment, the best interests of Old Dominion shall be served.

Any Member of Old Dominion may bring charges against any officer, and by filing with the Secretary such charges in writing, together with a petition signed by thirty percent (30%) of the Members, may request the removal of such officer. The officer against whom such charges have been brought shall be informed in writing of the charges at least ten (10) days prior to the Board meeting at which the charges are to be considered and shall have an opportunity to be present and represented by counsel at the meeting and to present evidence in respect to the charges; and the person or persons bringing the charges shall have the same opportunity.

Section 7.04 Vacancies

Except as otherwise provided in these Bylaws, a vacancy in any office may be filled by the Board of Directors for the unexpired portion of the term.

Section 7.05 Chairman of the Board

The Chairman of the Board shall be the link between the Board and management of Old Dominion. The Chairman may give such direction for the operation of Old Dominion as deemed advisable in those situations where direction is, in the Chairman's opinion, needed and time will not reasonably permit submission of the matter to the Board.

The Chairman of the Board shall preside at the meetings of the Executive Committee and of the Board of Directors and shall perform such other duties as may be assigned to that office by the Board of Directors. By reason of this office, the Chairman shall have the right to attend all meetings of committees.

Section 7.06 Vice Chairman

In the absence of the Chairman, or in the event of the Chairman's inability or refusal to act, the Vice Chairman shall perform the duties of the Chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chairman. The Vice Chairman shall also perform any other duties as may be assigned by the Board of Directors.

Section 7.07 Secretary/Treasurer

The Secretary/Treasurer shall have the responsibility for preparing and maintaining custody of minutes of the Directors' and Members' meetings and for authenticating records of Old Dominion. The Secretary/Treasurer also shall in general perform all the duties incident to the Office of Secretary/Treasurer and such other duties as may be assigned by the Board of Directors.

Section 7.08 President

The Board of Directors shall appoint a President who shall:

(a) serve at the will of the Board;

(b) be the Chief Executive Officer of the Corporation and be in charges of and exercise general management and control of the daily operation of the business of Old Dominion.

(c) make recommendations and suggestions concerning the goals and functions of Old Dominion to the Board. The President shall maintain supervision over all employees of Old Dominion and delegate a portion of such supervision to other employees as the President may deem advisable. The President, by reason of the office, unless excused by the Board or the Chairman of the Board, shall be required to attend all meetings of standing committees, Old Dominion Board meetings, and Member meetings, but shall not have a vote unless designated as a voting member of a committee at the time the committee is appointed; and

(d) perform all other duties and exercise such authority as the Board of Directors may vest in the President.

Section 7.09 Duties of Vice Presidents

Vice Presidents of Old Dominion shall perform such tasks as may be assigned to them by the Board or the President. The Vice Presidents may be assigned duties as heads of departments and in such event, their work and effort shall be concentrated in that field according to the guidelines established by the Board or in the absence of Board policy, by the President, reporting, unless otherwise specified, to the President.

Section 7.10 Duties of Other Officers

Other officers who are also Directors of Old Dominion shall perform the duties assigned to them by the Board of Directors and shall report to the Board. Other officers who are also employees of Old Dominion shall perform the duties assigned to them by the Board of Directors or by the President, reporting, unless otherwise specified, to the President of Old Dominion.

Section 7.11 Bonds of Officers

Any officer or agent of Old Dominion charged with responsibility for the custody of any of its funds or property shall be bonded in sums and with such surety as the Board of Directors shall determine. The Board of Directors, in its discretion, may also require any other officer, agent or employee of Old Dominion to be bonded in such amounts with such surety as it shall determine.

Section 7.12 Reports

The officers of Old Dominion shall submit at each annual meeting of the Members reports covering the business of Old Dominion for the previous fiscal year. The reports shall set forth the condition of Old Dominion at the close of the fiscal year.

ARTICLE 8

NON-PROFIT OPERATION

Section 8.01 Non-Profit Policy

Old Dominion shall at all times be operated on a cooperative non-profit basis for the mutual benefit of its Members.

Section 8.02 Patronage Capital

A. In connection with the furnishing of electric energy, Old Dominion's operations shall be so conducted that all Members will, through their patronage, furnish capital for Old Dominion. In order to induce patronage and to assure that Old Dominion will operate on a non-profit basis, Old Dominion is obligated to account on a patronage basis to all its Members for income received and receivable from the furnishing of electric energy in excess of operating costs and expenses properly chargeable against the furnishing of electric energy, as herein provided. Amounts received from Members and patrons in excess of operating costs and expenses at the moment of receipt by Old Dominion are received with the understanding that they are furnished by the patrons as capital.

Old Dominion is obligated to pay by credits to a capital account for each Member amounts in excess of operating costs and expenses in accordance with Old Dominion's Margin Stabilization Plan. The books and records of Old Dominion shall be set up and kept in such a manner that at the end of each fiscal year the amount of capital, if any, so furnished by each Member is clearly reflected and credited in an appropriate record to the capital account of each Member. Old Dominion shall, within a reasonable time after the close of the fiscal year, notify each Member of the amount of capital so credited to its account. All such amounts credited to the capital account of any Member shall have the same status as though they had been paid to the Member pursuant to a legal obligation to do so and the Member had then furnished corresponding amounts for capital.

B. To the extent Old Dominion elects to engage in the business of furnishing products and services other than electric service, amounts received and receivable therefrom in excess of operating costs and expenses properly chargeable against the furnishing of such products and services shall be, insofar as permitted by law, allocated and assigned annually on a patronage basis and credited on the books of Old Dominion as patronage capital to those patrons so furnished such products and services, in substantially the same manner provided in subsection A with respect to furnishing electric service.

C. All amounts received by Old Dominion from its other activities including, but not limited to, investments, rentals and other incidental services, in excess of costs and expenses properly chargeable against such activities shall, insofar as permitted by law, be (1) used to offset any losses incurred during the current or any prior fiscal year and (2) to the extent not needed for that purpose, retained or allocated, at the Board's discretion, among the classes of business for which the receipts exceed the allocable costs and expenses, in proportion to the amounts of such margins, and to its Members within each such class on a patronage basis. Any amount so allocated shall be included as a part of the capital credited to the accounts of members, as provided for in subsection A, above.

Section 8.03 Retirement of Capital

In the event of dissolution or liquidation of Old Dominion, after all outstanding indebtedness of Old Dominion shall have been paid, outstanding capital credits shall be retired without priority on a pro rata basis before any payments are made on account of property rights of Members. If, at any time prior to dissolution or liquidation, the Board of Directors shall determine that the financial condition of Old Dominion will not be impaired thereby, the capital then credited to Members' accounts may be retired in full or in part. Termination of a Member's membership shall not accelerate the payment of capital credits.

Section 8.04 Assignability of Capital.

Capital credited to the account of each Member shall be assignable only on the books pursuant to written instructions from the assignor and only to successors in interest or successors in occupancy in all or a part of such Member's premises served by Old Dominion unless the Board of Directors, acting under policies of general application, shall determine otherwise.

Section 8.05. Classification of Business.

In determining and allocating the operating costs and expenses to form the basis of determining, in turn, the respective amounts of capital furnished by patrons through their patronage, it shall be the duty of the Board of Directors to classify the business done by Old Dominion with all of its patrons into appropriate classes or departments of business or patronage.

Operating margins will be allocated to each Member within each such classes or departments on a patronage basis after full allocation of all direct and indirect costs associated with service. All patronage margins contributed by patrons within a given class of business shall be assigned to such patrons on a dollar volume basis of patronage, but no patronage capital shall be deemed to have been contributed by, or shall be allocated to, any patron within any class of business, if the receipts from all patrons within such class do not exceed the costs and expenses chargeable or allocable to such class. In the event patronage from any patron falls into two or more classes of business, capital credits assigned to such patron shall be the net amount of the capital credits determined after debiting and crediting such patron's account with all patronage debits and credits from all such classes of business. The cost allocation methodologies will be subject to periodic review by the Board of Directors.

Section 8.06 Contractual Character of Operations

The Members of Old Dominion, by dealing with Old Dominion, acknowledge that the terms of the Articles of Incorporation and Bylaws shall constitute and be a contract between Old Dominion and each Member, and both Old Dominion and the Members are bound by such contract, as fully as though each Member has individually signed a separate instrument containing those terms and provisions.

ARTICLE 9

DISPOSITION OF PROPERTY

Section 9.01 Manner of Disposition

Old Dominion may not sell, lease or otherwise dispose of any of its property other than (1) property which, in the judgment of the Board of Directors, neither is nor will be necessary or useful in operating and maintaining Old Dominion's system and which, in any one year, shall not exceed ten percent (10%) in value of all of the property of Old Dominion, or (2), unless authorized to do so by the votes of more than two-thirds (2/3) of its Members and the notice of such proposed sale, lease or other disposition shall have been contained in the notice of othe meeting; provided, however, that Old Dominion may mortgage or otherwise encumber its assets by a vote of at least two-thirds (2/3) of its Board of Directors.

ARTICLE 10

INDEMNIFICATION

Section 10.01 Directors and Officers

Old Dominion shall indemnify any Director or officer of Old Dominion against expenses (including legal fees), judgments, fines, and amounts paid in settlement, actually and reasonably incurred, to the fullest extent now or hereafter permitted by law in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, brought or threatened to be brought against a person by reason of performance as a Director or officer of Old Dominion or affiliated corporations or in any other cpacity on behalf of Old Dominion or affiliated corporations.

The Board of Directors, by resolution adopted in each specific instance, may similarly indemnify any person other than a Director or officer of Old Dominion for liabilities incurred in connection witih services rendered for or at the request of Old Dominion or affiliated corporations. The provisions of this section shall be applicable to all actions, suits or proceedings commenced after its adoption, whether such arise out of acts or omissions which occurred prior or subsequent to such adoption and shall continue as to a person who has ceased to be a Director or officer or to render services for or at the request of Old Dominion and shall inure to the benefit of the heirs, executors, and administrators of such a person.

The rights of indemnification provided for herein shall not be deemed the exclusive rights to which any Director, officer, employee or agent of Old Dominion may be entitled. Old Dominion may pay the expenses incurred by any person entitled to be indemnified by Old Dominion in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking, by or on behalf of such person, to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Old Dominion as authorized by law.

ARTICLE 11

FISCAL POLICY

Section 11.01 Contracts

Except as otherwise provided in these Bylaws, the Board of Directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name and on behalf of Old Dominion, and such authority may be general or confined to specific instances.

Section 11.02 Checks, Drafts, etc.

All checks, drafts, wire transfers or other orders for the payment of money, and all notes, bonds or other evidences of indebtedness issued in the name of Old Dominion shall be signed by such officer or officers, agent or agents, employee or employees of Old Dominion and in such manner as shall be determined by resolution of the Board of Directors.

Section 11.03 Deposits

All funds of Old Dominion shall be deposited to the credit of Old Dominion in such banks or financial institutions as the Board of Directors may select.

Section 11.04 Fiscal Year

The fiscal year of Old Dominion shall be fixed by the Board of Directors as the needs of Old Dominion's business require.

Section 11.05 Accounting System and Reports

All accounts of Old Dominion shall be examinded by a committee of the Board of Directors which shall render reports as directed by the Board of Directors which shall be done at least annually. The Board of Directors shall also, after the close of each fiscal year, cause a full and complete audit of the accounts and books and financial conditions of Old Dominion to be made.

Section 11.06 Contracts in Which Directors Have Interest

Any contract or other transaction between Old Dominion and one or more of its Directors, or between Old Dominion and any firm of which one or more of its Directors are shareholders, members, directors, officers, or employees, or in which they are interested, shall be valid for all purposes, notwithstanding the presence of the Director or Directors at the meeting of the Board of Directors that acts upon the contract or transaction, and notwithstanding their participation in the action, if the fact of such interest shall be disclosed or known to the Board of Directors and the Board of Directors shall, nevertheless, authorize or ratify the contract or transaction. The interested Director or Directors shall to be counted in determining whether a quorum is present and shall to be entitled to vote on such authorization or ratification. This section shall not be construed to invalidate any contract or other transaction that would otherwise be valid under the common and statutory law applicable to it.

Section 11.07 Employment of Related Persons

No relative, whether by marriage or blood, of a Director closer in degree of kindred than first cousin shall become an employee of Old Dominion while such existing Director remains a Director. This provision shall not affect any employee who is in the excluded category prior to the adoption of the section or placed in the excluded category by marriage which occurs subsequent to the Director's election.

ARTICLE 12

MEMBERHSIP IN OTHER ORGANIZATIONS

Section 12.01 Requirements

Old Dominion shall not become a member of or purchase stock in any other organization without the approval of the Board of Directors.

ARTICLE 13

WAIVER OF NOTICE

Section 13.01 Written or by Attendance

Any Member or Director may waive in writing any notice of a meeting required to be given by these Bylaws. The attendance of a Member or Director at any meeting shall constitute a waiver of notice of such meeting by such Member or Director, except in case a Member or Director shall attend a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened.

ARTICLE 14

THE CORPORATE SEAL

Section 14.01 Design and Instription

The corporate seal of Old Dominion shall be in the form of a circle and shall have inscribed thereon the name of the corporation and the words "Corporate Seal, Virginia."

ARTICLE 15

RULES OF ORDER

Section 15.01 Parliamentary Procedure

At all meetings of the Members, the Board of Directors, and any committee that may be established by Old Dominion, parliamentary procedure, except as determined by these Bylaws, the Articles of Incorporation and the laws of the State of Virginia, shall be governed by the latest edition of Robert's Rules of Order.

ARTICLE 16

AMENDMENT OF BYLAWS

Section 16.01 Method of Amendment

Subject to the provisions in the Articles of Incorporation, these Bylaws may be altered, amended or repealed by the affirmative vote of a two-thirds (2/3) majority of the members of the Board of Directors at any regular or special meeting provided that notice of such meeting shall have stated the intention to alter, amend or repeal the Bylaws.

BYLAWS

OF

NEW DOMINION ENERGY COOPERATIVE

BYLAWS
OF
NEW DOMINION ENERGY COOPERATIVE

ARTICLE 1

MEMBERSHIP

Section 1.01 Requirements for Membership.

Any applicant seeking membership in New Dominion Energy Cooperative, a Virginia utility aggregation cooperative (hereinafter called "New Dominion") may become a Member by:

A. Executing a written application for membership;

B. Agreeing to purchase energy or other products or services from or through New Dominion as specified by the Articles of Incorporation, these Bylaws, and the Board of Directors;

C. Agreeing to comply with and be bound by the Articles of Incorporation, these Bylaws and any amendments, and any rules and regulations adopted by the Board of Directors;

D. Paying any membership fee and such other assessments and charges as approved by the Board of Directors; and

E. Being accepted for membership by a vote of at least two-thirds (2/3) of the members of the Board of Directors of New Dominion entitled to vote.

The Secretary shall give each applicant at least ten (10) days written notice of the date of the meeting of the Board of Directors to which its application will be submitted and the applicant shall be entitled to be present and heard at the meeting.

Section 1.02 Limitation of Membership.

No Member may hold more than one membership in New Dominion, and no membership in New Dominion shall be transferable; except that, in case of a merger or consolidation, membership may be vested in the successor corporation provided the successor corporation shall be eligible for membership, shall agree to purchase from New Dominion energy or other products or services under the terms and conditions of the contracts then in effect between New Dominion and the Member undergoing the merger or consolidation, and shall agree to comply with and be bound by the Articles of Incorporation of New Dominion, these Bylaws and any amendments, and such rules, regulations, and assessments as may be adopted by the Board of Directors.

Section 1.03 Membership Certificates.

Membership in New Dominion shall be evidenced by a membership certificate in the form and with such provisions as shall be determined by the Board of Directors. The certificate shall be signed by the Chairman of the Board and by the Secretary with the corporate seal affixed. In case a certificate is lost, destroyed or mutilated, a new certificate may be issued upon such terms and conditions as the Board of Directors may prescribe.

Section 1.04 Classes of Membership.

Members of New Dominion shall be divided into three (3) classes, designated as Class A, Class B, and Class C, respectively.

Class A shall consist of electric distribution cooperatives or their successors, the power requirements of which are or will be served at wholesale by New Dominion through generation assets owned by New Dominion or power purchase arrangements made by New Dominion. Each Class A Member shall purchase from or through New Dominion all electric energy used by the Class A Member to operate its system, pursuant to the Wholesale Power Contract dated as of April, 1992 between the Class A Member and New Dominion, as such Contract may be amended from time to time (except to the extent that such contract allows purchases from other sources), and may purchase such other products or services from New Dominion as New Dominion is permitted by law to offer for sale.

Class B shall consist of other wholesale customers admitted to membership that purchase electric capacity or energy, or both, at wholesale from or through New Dominion pursuant to a full or partial requirements contract between the Class B Member and New Dominion, which will be served though generation assets owned by New Dominion or power purchase arrangements made by New Dominion. Class B Members also may purchase such other products or services from New Dominion as New Dominion is permitted by law to offer for sale.

Class C shall consist of any other customers admitted to membership that purchase energy, or any other products or services that New Dominion is permitted by law to offer for sale, from or through New Dominion pursuant to any other contract, arrangement or agreement.

Each Member shall pay for all energy or other products or services used by it at such time and at such rates or prices as shall be approved by the Board of Directors. It is expressly understood that amounts paid for energy or other products or services in excess of the cost of service (that is, the margins of New Dominion) are furnished by each Member as capital and each Member shall be credited with capital so furnished, as provided by these Bylaws.

Sales made through a power exchange or other state or regional wholesale market system by New Dominion to any Member of any of the above-listed classes of membership shall not alter the character of the payments accruing to New Dominion for such sales or affect a Member's membership status.

Section 1.05 Termination of Membership.

If a Member (1) withdraws from membership, (2) is expelled from membership, or (3) its contract with New Dominion terminates according to the terms of that contract, its membership in New Dominion shall automatically terminate.

The withdrawal or expulsion of a Member shall be effected as follows:

A. A Member may withdraw from membership upon compliance with such terms and conditions as the Board of Directors may prescribe, provided, however, no Member shall be permitted to withdraw until its withdrawal has been approved by an affirmative vote of not less than two thirds (2/3) of all the Directors and it has met all its contractual obligations, debts and liabilities to New Dominion. Written notice of withdrawal shall be delivered to any officer of New Dominion or to the Board of Directors at least ninety (90) days prior to the date upon which the withdrawal is proposed to become effective.

B. The Board of Directors may, by the affirmative vote of not less than two-thirds (2/3) of all the Directors, recommend the expulsion of any Member who fails to comply with any of the provisions of the Articles of Incorporation, Bylaws or rules and regulations adopted by the Board of Directors, but only if that Member shall have been given written notice by the Secretary of New Dominion that such failure makes it liable to expulsion from membership and the failure shall have continued for at least ten (10) days after such notice was given. Within thirty (30) days after the Board shall have recommended expulsion of a Member, a meeting of the Members shall be held at which such Member shall be given an opportunity to present its case, by counsel or otherwise, and the Board shall have the same opportunity, after which a vote shall be taken on the expulsion of such Member. An affirmative vote by two-thirds (2/3) of the Members present at such meeting shall be required in order to expel a Member. The resolution of expulsion shall set forth the reasons for the expulsion.

C. Upon termination of a contract between a Member and New Dominion according to its terms, or upon the cessation of existence, withdrawal or expulsion of a Member, the membership shall terminate, and the membership certificate of such Member shall be surrendered forthwith to New Dominion. Termination of membership in any manner shall not release a Member from any debts, liabilities or any outstanding, continuing, or residual contractual obligations to or through New Dominion. Payments made to New Dominion for any such debts, liabilities, or outstanding, continuing or residual contractual obligations shall be regarded as payments for services and obligations incurred as a Member and will be classified as member income to New Dominion.

Section 1.06 Membership Fees and Dues.

The Board of Directors may fix fees, dues or assessments to be paid by Members of New Dominion as and when the same are required in the judgment of the Board of Directors. The dues, electric rates and assessments, when fixed, shall become obligations of the Members of New Dominion and failure to pay the same may be an occasion for termination of membership of the delinquent Member.

ARTICLE 2

RIGHTS AND LIABILITIES OF MEMBERS

Section 2.01 Property Interest of Members; Capital Accounts.

Each Member of New Dominion will have a capital account to which will be credited any margins (if positive) allocated to the Member by New Dominion in accordance with Article 8, Section 8.02 of these Bylaws as well as any actual contributions made by the Member to New Dominion subsequent to the "effective date" (the "Effective Date") (as defined in the Reorganization Agreement dated as of July 26, 2004 by and among Old Dominion Electric Cooperative ("Old Dominion"), New Dominion and each of Old Dominion's members as of the date of execution) and to which will be debited any margins (if negative) allocated to the Member by New Dominion in accordance with Article 8, Section 8.02 of these Bylaws as well as any actual distributions made by New Dominion to the Member subsequent to the Effective Date. Members shall have no individual or separate interest in the property or assets of New Dominion except that, upon dissolution of New Dominion, the liquidation proceeds of New Dominion will be distributed to the Members and former Members of New Dominion, after payment of all debts and liabilities of New Dominion, in accordance with and to the extent of each such Members' respective capital account balances (without priority on a pro rata basis), with any excess being distributed to New Dominion's Members and former Members based on the amount of their historic patronage.

ARTICLE 3

MEETINGS OF MEMBERS

Section 3.01 Annual Meeting.

The annual meeting of the Members shall be held at the date, time, and place designated in the notice of the annual meeting, for the purposes of electing Directors, passing upon reports covering the previous fiscal year, and transacting any other business as may come before the meeting. Failure to hold the annual meeting at the designated time shall not constitute a forfeiture or dissolution of New Dominion.

Section 3.02 Special Meetings.

Special meetings of the Members may be called by resolution of the Board of Directors or upon a written request signed by six (6) or more Directors, the Chairman of the Board, or three (3) or more Members. It shall be the duty of the Secretary to cause notice of the meeting to be given as these Bylaws provide. Special meetings of the Members may be held at any place designated by the Board of Directors or by the Chairman of the Board.

Section 3.03 Notice of Members' Meeting.

Written or printed notice to each Member stating the place, day and hour of the meeting and, in case of a special meeting or an annual meeting at which business requiring special notice is to be transacted, the purpose or purposes for which the meeting is called, shall be given not less than ten (10) days nor more than forty-five (45) days before the date of the meeting either personally or by mail by or at the direction of the Chairman of the Board, the Secretary or the persons calling the meeting.

If mailed, the notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the Member at its address as it appears on the records of New Dominion. The failure of any Member to receive notice of an annual or special meeting of the Members shall not invalidate any action which may be taken by the Members at the meeting.

Section 3.04 Quorum.

Business may be transacted at any annual or special meeting of the Members provided there are present, without respect to proxies, duly registered Member delegates, selected as provided in Article 3, Section 3.05 of these Bylaws, constituting at least fifty percent (50%) of the total number of the Members of New Dominion. If less than fifty percent (50%) of the total Members are present, a majority of those Members may adjourn the meeting without further notice.

Section 3.05 Member Delegates.

Each Member shall be represented at Member meetings of New Dominion by one (1) voting delegate designated by the Member's board of directors. Upon becoming a Member, the Secretary of each Member shall certify to the Secretary of New Dominion the name and address of the delegate designated by it to represent it at Member meetings of New Dominion and the date of expiration of the term of such delegate. The Secretary of the Member shall advise the Secretary of New Dominion promptly in writing of any change in its delegate. Each Member may, at any time by resolution of its Board of Directors, terminate the appointment of its delegate after which it shall notify New Dominion of the action in writing.

Section 3.06 Voting.

Each Member shall be entitled to only one (1) vote upon each matter submitted to a vote at a meeting of the Members. If a Member has no duly qualified delegate present at the meeting, the President, Chief Executive Officer or General Manager of the Member may represent and cast the vote of the Member, provided, however, before representing and casting the vote of any such Member, the President, Chief Executive Officer or General Manager shall have filed with the Secretary of New Dominion an instrument in writing executed by another officer of the Member certifying that he or she is the President, Chief Executive Officer or General Manager of the Member.

In connection with any matter to be voted on by the members of Old Dominion, each Member of New Dominion will be entitled to require New Dominion to exercise one of its votes with respect to such matter in the manner that is directed by such Member. To accomplish the foregoing, the board of directors of each Member shall be entitled to designate, on behalf of New Dominion, a single voting delegate to represent the interests of such Member at member meetings of Old Dominion. Upon becoming a Member, the secretary of such Member shall certify to the Secretary of New Dominion the name and address of the delegate designated by it to represent it at member meetings of Old Dominion and the date of expiration of the term of such delegate. The secretary of such Member shall advise the Secretary of New Dominion promptly in writing of any change in its delegate. Each Member may, at any time by resolution of its board of directors, terminate the appointment of its delegate after which it shall notify New Dominion of the action in writing.

Similarly, each Member of New Dominion will be entitled to direct New Dominion, by providing written notice of the same to New Dominion, as to the nomination of two individuals to Old Dominion's board of directors (which may, but need not be, the same persons representing the Member on New Dominion's Board of Directors), at least one of which individuals shall be selected from each such Member's board of directors. In the case of any vacancy to the Old Dominion's board of directors, the replacement candidate shall be nominated by New Dominion as directed by the Member whose (indirect) directorate has been vacated.

At all meetings of the Members at which a quorum is present, all questions shall be decided by a vote of the majority of the Members represented except as otherwise provided by these Bylaws. A Member's delegate may hold and vote only one (1) proxy and no more for an absent Member's delegate. There shall be no voting other than in person or by proxy.

Section 3.07 Proxies.

At all meetings of Members, voting by proxy is authorized. Proxies must be in writing and executed on behalf of the absent Member by its Secretary under its corporate seal or by its Member delegate who is absent or has earlier been duly registered at such meeting but has since absented themselves. A proxy may be restricted to a particular matter or unlimited; if not restricted, it shall be deemed unlimited. A proxy shall not be valid after sixty (60) days from the date of its execution.

Similarly, at any meeting of the members of Old Dominion, a Member may require New Dominion to issue a proxy in favor of such person as is designated by the Member in the event that the voting delegate selected by New Dominion on behalf of such Member will not be present at any meeting of the members of Old Dominion. Any such designation must be in writing and executed on behalf of the Member who selected the delegate that will be absent from the meeting of the members of Old Dominion by the secretary of such Member under its corporate seal. Any such designation may be restricted to a particular matter or unlimited; if not restricted, it shall be deemed unlimited. A designation shall not be valid after sixty (60) days from the date of its execution.

ARTICLE 4

DIRECTORS

Section 4.01 General Powers.

The business and affairs of New Dominion shall be managed by the Board of Directors consisting of at least seven (7) persons. The Board of Directors shall exercise the powers of New Dominion except such as are by law, the Articles of Incorporation or these Bylaws conferred upon or reserved unto the Members.

Section 4.02 Qualification and Tenure.

A. Any person recommended to the Nominating Committee by a Member, in good standing, shall be eligible for election to the New Dominion Board of Directors as a Director within the class of membership of the Member making the recommendation.

B. Each Class A Member shall be entitled to seat two (2) Directors on the Board of New Dominion, of which at least one (1) shall be selected from that Member's board of directors. If permitted by law, each of Classes B and C shall be entitled to seat one (1) Director per class; otherwise, Class B and C Members shall have such representation as is required by law. Each Director shall have one (1) vote.

C. Candidates for election to the New Dominion Board of Directors shall be nominated by the Nominating Committee. Upon becoming a Class A Member and each year thereafter, the Secretary of each Class A Member shall certify to the Secretary of New Dominion the names and addresses of the Director candidates who have been recommended to the Nominating Committee by the Member as candidates for election as its Directors. Any Class B or C Member may recommend to the Nominating Committee a candidate for election as the Director to represent its class. The initial election of a Director to represent either Class B or Class C shall be conducted at the next annual meeting of the Members following admission of a Member to that Class.

Section 4.03 Removal of Directors.

A. A Class A Member may remove its own Directors.

B. A Director may be removed for cause by a vote of two-thirds (2/3) of the Directors of New Dominion or of the Members of New Dominion, provided notice of the charges against the Director shall have been filed with the Secretary of New Dominion in writing together with a petition signed by at least thirty percent (30%) of the Directors or Members, as appropriate, requesting removal of the Director. Such Director shall be informed in writing of the charges at least ten (10) days prior to the meeting at which the charges are to be considered and shall have an opportunity to be present and represented by counsel at the meeting and to present evidence relevant to the charges; and the person or persons bringing the charges shall have the same opportunity. The question of the removal of such Director shall be considered and voted upon at the meeting.

Section 4.04 Vacancies.

A vacancy in the Board of Directors shall be filled by a new Director. For Class A Members, the candidate shall be recommended to the Nominating Committee by the Member whose directorate has been vacated. For Class B and C, any Class B or C Member may recommend a candidate to the Nominating Committee. The Nominating Committee shall nominate a candidate and the new Director shall be elected by the Board of Directors of New Dominion. That Director shall serve for the unexpired term of the predecessor.

Section 4.05 Compensation.

The Compensation of the Directors shall be set from time to time by resolution of the Board of Directors.

Section 4.06 Rules and Regulations.

The Board of Directors shall have the power to make and adopt such rules and regulations and fix the compensation of officers and employees as it may deem advisable for the proper management, administration and regulation of the business affairs of New Dominion.

ARTICLE 5

MEETINGS OF DIRECTORS

Section 5.01 Annual and Regular Meetings.

An annual meeting of the Board of Directors, at which election of officers shall take place and other business may be transacted, shall be held at the same site as, and immediately following the adjournment of, the annual meeting of the Members of New Dominion. Notice of the annual meeting of the Members, as provided for in Section 3.03 of Article 3, shall also constitute notice of the annual meeting of the Board of Directors.

The Board of Directors may also adopt a schedule of additional meetings which shall be considered regular meetings. Regular meetings shall be held at such times and at such places, within or without the Commonwealth of Virginia, as the Chairman, the President or the Board of Directors shall designate from time to time. If no place is designated, regular meetings shall be held at the principal office of New Dominion.

Section 5.02 Special Meetings.

Special meetings of the Board of Directors may be called by the Chairman of the Board or by any five (5) Directors. It shall be the duty of the Secretary to cause notice of such meeting to be given as provided. Those who called the meeting shall fix the time and place.

Section 5.03 Notice.

Notice of the time, place and purpose of any regular or special meeting of the Board of Directors shall be given not less than ten (10) days nor more than forty-five (45) days prior the meeting date, by written notice, delivered personally or mailed to each Director at their last known address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage prepaid.

The attendance of a Director at any meeting shall constitute a waiver of notice of such meeting, except in case a Director shall attend a meeting for the express purpose of objecting to the transaction of any business because the meeting shall not have been lawfully called or convened.

Section 5.04 Quorum.

A majority of the Board of Directors shall constitute a quorum. If less than a majority of the Directors is present at a meeting, a majority of the Directors present may adjourn the meeting. The Secretary shall notify any absent Directors of the time and place of such adjourned meeting. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless otherwise stipulated by these Bylaws, the Articles of Incorporation or State law.

Section 5.05 Voting.

Each Director shall be entitled to only one (1) vote, and no more, upon each matter submitted to a vote. A vote of a majority of the Directors present at a meeting at which a quorum is present shall be sufficient to approve such item. There shall be no voting by proxy or by mail.

Section 5.06 Presence of Others.

The directors, employees, or other representatives of a Member shall be entitled to attend all regular and special meetings of the Board of Directors, however, they shall have no vote and shall not be allowed to speak or otherwise participate in the proceedings unless so authorized by the Board. The Board of Directors, when it deems prudent and advisable, may declare an executive session. Persons other than the Board Members shall not be entitled to attend the executive session unless by invitation.

Section 5.07 Participation by Telephone at Board Meetings.

Unless otherwise restricted in these Bylaws, the Directors may participate in meetings of the Board and shall be deemed to be present at such meetings as though physically present if they are participating by means of a conference telephone or similar communications equipment by which all persons participating at the meeting can hear each other and respond to matters properly brought before the meeting. Directors participating by such communications means shall be deemed present for all purposes including determination of quorum.

ARTICLE 6

COMMITTEES

Section 6.01 Executive Committee.

A. Composition: The Executive Committee shall consist of six (6) Directors. The Chairman, Vice Chairman and Secretary/Treasurer shall be permanent members of the committee. The remaining three (3) members of the committee shall be non-permanent members. The non-permanent members of the committee shall be elected by and from the Board of Directors. The Chairman of the Board of New Dominion shall be Chairman of the Executive Committee. No two (2) members of this committee shall be from the same Member organization and at least three (3) members of the committee shall be directors of Member organizations and not employees. The President of New Dominion shall be an ex-officio member of the committee, but without a vote.

B. Term of Office: The term of office for the non-permanent members of the Executive Committee shall be three (3) years. Upon serving one (1) full three (3) year term, no Director shall be eligible to be reelected for a successive term on the Executive Committee. The permanent committee members' terms shall be determined according to Article 7, Section 7.02 of these Bylaws.

C. Meetings, Powers and Functions: The Executive Committee shall meet upon the call of the Chairman of the Board. The Executive Committee shall exercise all of the functions and powers of the Board of Directors between meetings of the Board of Directors. All actions taken by the Executive Committee shall be reported to the next regularly scheduled meeting of the Board of Directors. Four (4) members of the Executive Committee shall be considered a quorum for the transaction of any business.

D. Vacancies: Except as otherwise provided in these Bylaws, a vacancy among the non-permanent members of the committee may be filled by the Board of Directors for the unexpired portion of the term. A vacancy among the permanent members of the committee shall be filled according to Article 7, Section 7.04, of these Bylaws.

Section 6.02 Nominating Committee.

A. The Chairman of the Board shall propose and the Board shall elect five (5) Directors to the Nominating Committee. The Chairman, in selecting the committee members, shall give consideration to geographic and demographic balance among the Members.

B. The Nominating Committee shall nominate candidates for election to the Board of Directors as provided in these Bylaws. Not more than ninety (90) days, but not less than sixty (60) days prior to the annual meeting of the Members, Members may submit recommendations for nomination as a candidate for the Board of Directors to the Nominating Committee. The Nominating Committee shall select a slate of candidates and report its nominations to the Members in writing. The report shall be sent to each Member at least forty-five (45) days prior to each annual meeting. For vacancies on the Board of Directors, the Nominating Committee shall report its nominees in writing to the Board ten (10) days prior to the meeting at which the vacancy will be filled.

C. The Nominating Committee shall nominate one or more candidates for each vacancy on the Executive Committee. The Nominating Committee shall report its slate of nominations to the full Board in writing. The report shall be delivered to each Director forty-five (45) days prior to each annual meeting or any meeting at which an Executive Committee vacancy is to be filled.

D. The term of office for a member of the Nominating Committee shall be three (3) years. Upon serving one full three-year term, no member of the committee shall be eligible to be reelected for a successive term on the committee. Except as otherwise provided in these Bylaws, in the event of a vacancy on the committee, the Chairman of the Board shall propose and the Board shall elect a new member to serve the unexpired portion of the term.

Section 6.03 Additional Committees.

The Board of Directors shall create the following additional standing committees and shall delegate the necessary authority to each such committee:

Finance Committee
Power Supply and Resources Committee
Human Resources Committee
Audit Committee
Bylaws and Policy Committee

The Chairman of the Board shall appoint the members of these additional committees.

The Board of Directors may, as it deems necessary, create any additional committees and delegate to those committees any authority, duties, powers or obligations it may deem necessary for carrying out the business and objectives of New Dominion. The Board of Directors may, in its discretion, instruct the Chairman of the Board to appoint special committees with the membership being designated by the Chairman of the Board and such special committees shall have the power and perform the duties as may be provided in a resolution of the Board.

The Chairman of the Board may also create temporary committees to carry out the business and objectives of New Dominion. The Chairman of the Board shall have the right to name all committee members to those committees.

Section 6.04 Participation by Telephone at Committee Meetings.

Unless otherwise restricted in these Bylaws or in the resolution creating a committee, the members of any committee may participate in meetings of the committee and shall be deemed to be present at such meetings as though physically present if they are participating by means of a conference telephone or similar communications equipment by which all persons participating at the meeting can hear each other respond to matters properly brought before the meeting. Members of the committee participating by such communications means shall be deemed present for all purposes including determination of quorum.

ARTICLE 7

OFFICERS

Section 7.01 Number and Positions.

The officers shall be Chairman of the Board, Vice Chairman of the Board, Secretary/Treasurer, and President. The Board may, if it desires, elect additional officers, including but not limited to Assistant Secretary/Treasurers, or appoint additional officers, including but not limited to Vice Presidents.

Elected officers must be Directors, but other officers need not be Directors.

The office of President shall be occupied by a regular employee of either New Dominion or Old Dominion.

Section 7.02 Election and Term of Office.

A. The Chairman, Vice Chairman and Secretary/Treasurer whose terms of office are expiring shall be elected by and from the Board of Directors at the meeting of the Board of Directors held immediately after the annual meeting of the Members. If the election shall not be held at such meeting, such election shall be held as soon thereafter as is convenient. Each officer shall hold office until the first meeting of the Board of Directors following the next succeeding annual meeting of the Members or until their successor shall have been elected and shall have qualified.

B. The term of office for the Chairman, Vice Chairman and Secretary/Treasurer shall be for three (3) years. Upon serving one full three (3) year term in an office, no Director shall be eligible to be elected to a successive term in the same office as Chairman, Vice Chairman or Secretary/Treasurer.

C. Officers other than Chairman, Vice Chairman and Secretary/Treasurer shall hold office at the pleasure of the Board.

Section 7.03 Removal of Officers by Directors.

Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors by majority vote of all the Directors whenever, in its judgment, the best interests of New Dominion shall be served.

Any Member of New Dominion may bring charges against any officer, and by filing with the Secretary such charges in writing, together with a petition signed by thirty percent (30%) of the Members, may request the removal of such officer. The officer against whom such charges have been brought shall be informed in writing of the charges at least ten (10) days prior to the Board meeting at which the charges are to be considered and shall have an opportunity to be present and represented by counsel at the meeting and to present evidence in respect to the charges; and the person or persons bringing the charges shall have the same opportunity.

Section 7.04 Vacancies.

Except as otherwise provided in these Bylaws, a vacancy in any office may be filled by the Board of Directors for the unexpired portion of the term.

Section 7.05 Chairman of the Board.

The Chairman of the Board shall be the link between the Board and management of New Dominion. The Chairman may give such direction for the operation of New Dominion as deemed advisable in those situations where direction is, in the Chairman's opinion, needed and time will not reasonably permit submission of the matter to the Board.

The Chairman of the Board shall preside at the meetings of the Executive Committee and of the Board of Directors and shall perform such other duties as may be assigned to that office by the Board of Directors. By reason of this office, the Chairman shall have the right to attend all meetings of committees.

Section 7.06 Vice Chairman.

In the absence of the Chairman, or in the event of the Chairman's inability or refusal to act, the Vice Chairman shall perform the duties of the Chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chairman. The Vice Chairman shall also perform any other duties as may be assigned by the Board of Directors.

Section 7.07 Secretary/Treasurer.

The Secretary/Treasurer shall have the responsibility for preparing and maintaining custody of minutes of the Directors' and Members' meetings and for authenticating records of New Dominion. The Secretary/Treasurer also shall in general perform all the duties incident to the Office of Secretary/Treasurer and such other duties as may be assigned by the Board of Directors.

Section 7.08 President.

The Board of Directors shall appoint a President who shall:

(a) serve at the will of the Board;

(b) be the Chief Executive Officer of the corporation and be in charge of and exercise general management and control of the daily operation of the business of New Dominion;

(c) make recommendations and suggestions concerning the goals and functions of New Dominion to the Board. The President shall maintain supervision over all employees of New Dominion and delegate a portion of such supervision to other employees as the President may deem advisable. The President, by reason of the office, unless excused by the Board or the Chairman of the Board, shall be required to attend all meetings of standing committees, New Dominion Board meetings, and Member meetings, but shall not have a vote unless designated as a voting member of a committee at the time the committee is appointed; and

(d) perform all other duties and exercise such authority as the Board of Directors may vest in the President.

Section 7.09 Duties of Vice Presidents.

Vice Presidents of New Dominion shall perform such tasks as may be assigned to them by the Board or the President. The Vice Presidents may be assigned duties as heads of departments and in such event, their work and effort shall be concentrated in that field according to the guidelines established by the Board or in the absence of Board policy, by the President, reporting, unless otherwise specified, to the President.

Section 7.10 Duties of Other Officers.

Other officers who are also Directors of New Dominion shall perform the duties assigned to them by the Board of Directors and shall report to the Board. Other officers who are not directors of New Dominion shall perform the duties assigned to them by the Board of Directors or by the President, reporting, unless otherwise specified, to the President of New Dominion.

Section 7.11 Bonds of Officers.

Any officer or agent of New Dominion charged with responsibility for the custody of any of its funds or property shall be bonded in sums and with such surety as the Board of Directors shall determine. The Board of Directors, in its discretion, may also require any other officer, agent or employee of New Dominion to be bonded in such amounts with such surety as it shall determine.

Section 7.12 Reports.

The officers of New Dominion shall submit at each annual meeting of the Members reports covering the business of New Dominion for the previous fiscal year. The reports shall set forth the condition of New Dominion at the close of the fiscal year.

ARTICLE 8

NON-PROFIT OPERATION

Section 8.01 Non-Profit Policy.

A. New Dominion shall at all times be operated at cost on a cooperative non-profit basis for the mutual benefit of its Members.

B. New Dominion's margins shall be computed, each year, by determining the amount of New Dominion's taxable income for that year (computed for this purpose, however, without any deduction or exclusion for the margins allocated by New Dominion to its Members) and then decreasing such income by any expenses that are permanently non-allowable for Federal income tax purposes (such as under Section 162(c), 267(a)(1) or 275 of the Internal Revenue Code) and increasing such amount by any income that is permanently excludible from gross income for Federal income tax purposes (such as under Section 103 of the Internal Revenue Code). If New Dominion's taxable income (or the adjustments made thereto, as aforesaid) shall be adjusted on audit, the amount of margins allocated by New Dominion to its Members will be retroactively increased or decreased by the amount of any such adjustment.

Section 8.02 Patronage Capital.

A. On the Effective Date, each member of Old Dominion contributed its membership interest in Old Dominion, including the member's rights to previously allocated but unpaid margins of Old Dominion (hereinafter, "pre-2005 margins") to New Dominion in exchange for a membership interest in New Dominion. New Dominion shall maintain a ledger account on its books that will reflect the aggregate amount of each of its Members' pre-2005 margins (the "pre-2005 ledger balances"). Any amounts paid to a Member in accordance with the proviso to subsection B hereof shall be deducted from that Member's pre-2005 ledger balance.

B. In connection with the furnishing of electric energy, New Dominion's operations shall be so conducted that all Members will, through their patronage, furnish capital for New Dominion. In order to induce patronage and to assure that New Dominion will operate at cost on a cooperative non-profit basis, each year New Dominion will allocate to its Members any margins that it earns in that year that are attributable to the furnishing of electric energy based on the amounts of the Members' respective patronage for the year with respect to the electric energy furnished by New Dominion during that year; provided, however, that to the extent that any portion of New Dominion's margins are attributable in any year to Old Dominion's payment (to New Dominion) of pre-2005 margins, (1) that portion will instead be allocated that year to New Dominion's Members in accordance with the Members' respective pre-2005 ledger balances until each of such balances has been reduced to zero; and (2) no later than thirteen (13) months after the cash distribution of any such pre-2005 margins by Old Dominion, New Dominion shall make a cash distribution of such margins to its members.

C. If New Dominion elects to engage in the business of furnishing products and services other than electric energy, any margins that New Dominion earns that are attributable to the furnishing of such products and services shall also be allocated each year by New Dominion to its Members based on the amounts of the Members' respective patronage for that year with respect to such products and services in substantially the same manner as provided in subsection B hereof with respect to the furnishing of electric energy.

D. The books and records of New Dominion shall be set up and kept in such a manner that at the end of each fiscal year the amount of margins allocated to each Member in accordance with subsections B and C hereof is clearly reflected and credited in an appropriate record to the capital account of each Member. New Dominion shall, within a reasonable time after the close of the fiscal year, notify each Member of the amount of margins so credited to its capital account. Until such time as allocated margins are actually paid to the Members of New Dominion (as determined in the discretion of the Board of Directors of New Dominion in accordance with Section 8.03 hereof), all margins credited to the capital account of any Member shall have the same status as though they had been paid to the Member pursuant to a legal obligation to do so and the Member had then furnished corresponding amounts for capital. No interest shall be paid to a Member on any capital invested or contributed by a Member to New Dominion.

Section 8.03 Retirement of Capital.

In the event of dissolution of New Dominion, liquidation proceeds shall be distributed as provided in Article 2, Section 2.01. If, at any time prior to dissolution or liquidation, the Board of Directors shall determine that the financial condition of New Dominion will not be impaired thereby, the amount then credited to Members' capital accounts may be retired in full or in part. Termination of a Member's membership shall not accelerate the payment of the Member's capital account balance.

Section 8.04 Assignability of Capital.

No Member may transfer its capital account interest except in the case of a transfer of the Member's interest in New Dominion in accordance with Article 1, Section 1.02 of these Bylaws, and no Member may transfer its interest in New Dominion in accordance with Article 1, Section 1.02 without also transferring its capital account interest. In connection with any transfer of a Member's interest, New Dominion shall reflect on its books the transfer of such Member's capital account to the Member's transferee.

Section 8.05. Classification of Business.

In determining and allocating New Dominion's costs and expenses (direct and indirect) to form the basis of determining, in turn, the respective amounts of margins allocated (and, hence, capital furnished) by Members through their patronage, it shall be the duty of the Board of Directors to classify the business done by New Dominion with all of its Members into appropriate classes or departments of business or patronage.

All margins within a given class of business shall be allocated to Members on a dollar volume basis of patronage, but no margins shall be allocated to (and, hence, no patronage capital shall be deemed to have been contributed by) any Member within any class of business if New Dominion earns no margins from the Members within such class determined on an aggregate basis. In the event patronage from any Member falls into two or more classes of business, the margins from all such classes of business (whether positive or negative) shall be combined, with the combined amount being allocated to the capital account of such Member. The allocation methodologies will be subject to periodic review by the Board of Directors.

Section 8.06 Contractual Character of Operations.

The Members of New Dominion, by dealing with New Dominion, acknowledge that the terms of the Articles of Incorporation and Bylaws shall constitute and be a contract between New Dominion and each Member, and both New Dominion and the Members are bound by such contract, as fully as though each Member has individually signed a separate instrument containing those terms and provisions.

ARTICLE 9

DISPOSITION OF PROPERTY

Section 9.01 Manner of Disposition.

New Dominion may not sell, lease or otherwise dispose of any of its property other than property which, in the judgment of the Board of Directors, neither is nor will be necessary or useful in operating and maintaining New Dominion's system and which, in any one year, shall not exceed ten percent (10%) of the total assets of New Dominion, unless authorized to do so by a vote of more than two-thirds (2/3) of its Members present at the meeting to vote upon such matter, and notice of the proposed sale, lease or other disposition (together with a copy of the agreement pursuant to which the transaction will be effected) shall have been contained in the notice of the meeting. Notwithstanding the foregoing, however, New Dominion may mortgage or otherwise encumber its assets by a vote of at least sixty-six percent (66%) of its Board of Directors present at a meeting at which a quorum is present.

ARTICLE 10

INDEMNIFICATION

Section 10.01 Directors and Officers.

New Dominion shall indemnify any Director or officer of New Dominion against expenses (including legal fees), judgments, fines, and amounts paid in settlement, actually and reasonably incurred, to the fullest extent now or hereafter permitted by law in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, brought or threatened to be brought against a person by reason of performance as a Director or officer of New Dominion or affiliated entities or in any other capacity on behalf of New Dominion or affiliated entities.

The Board of Directors, by resolution adopted in each specific instance, may similarly indemnify any person other than a Director or officer of New Dominion for liabilities incurred in connection witih services rendered for or at the request of New Dominion or affiliated corporations. The provisions of this section shall be applicable to all actions, suits or proceedings commenced after its adoption, whether such arise out of acts or omissions which occurred prior or subsequent to such adoption and shall continue as to a person who has ceased to be a Director or officer or to render services for or at the request of New Dominion and shall inure to the benefit of the heirs, executors, and administrators of such a person.

The rights of indemnification provided for herein shall not be deemed the exclusive rights to which any Director, officer, employee or agent of New Dominion may be entitled. New Dominion may pay the expenses incurred by any person entitled to be indemnified by New

Dominion in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking, by or on behalf of such person, to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by New Dominion as authorized by law.

ARTICLE 11

FISCAL POLICY

Section 11.01 Contracts.

Except as otherwise provided in these Bylaws, the Board of Directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name and on behalf of New Dominion, and such authority may be general or confined to specific instances.

Section 11.02 Checks, Drafts, etc.

All checks, drafts, wire transfers or other orders for the payment of money, and all notes, bonds or other evidences of indebtedness issued in the name of New Dominion shall be signed by such officer or officers, agent or agents, employee or employees of New Dominion and in such manner as shall be determined by resolution of the Board of Directors.

Section 11.03 Deposits.

All funds of New Dominion shall be deposited to the credit of New Dominion in such banks or financial institutions as the Board of Directors may select.

Section 11.04 Fiscal Year.

The fiscal year of New Dominion shall be fixed by the Board of Directors as the needs of New Dominion's business require.

Section 11.05 Accounting System and Reports.

All accounts of New Dominion shall be examined by a committee of the Board of Directors which shall render reports as directed by the Board of Directors which shall be done at least annually. The Board of Directors shall also, after the close of each fiscal year, cause a full and complete audit of the accounts and books and financial condition of New Dominion to be made.

Section 11.06 Contracts in Which Directors Have Interest.

Any contract or other transaction between New Dominion and one or more of its Directors, or between New Dominion and any firm of which one or more of its Directors are shareholders, members, directors, officers or employees, or in which they are interested, shall be valid for all purposes, notwithstanding the presence of the Director or Directors at the meeting of the Board of Directors that acts upon the contract or transaction, and notwithstanding their participation in the action, if the fact of such interest shall be disclosed or known to the Board of Directors and the Board of Directors shall, nevertheless, authorize or ratify the contract or transaction. The interested Director or Directors shall be counted in determining whether a quorum is present and shall be entitled to vote on such authorization or ratification. This section shall not be construed to invalidate any contract or other transaction that would otherwise be valid under the common and statutory law applicable to it.

Section 11.07 Employment of Related Persons.

No relative, whether by marriage or blood, of a Director closer in degree of kindred than first cousin shall become an employee of New Dominion while such existing Director remains a Director. This provision shall not affect any employee who is in the excluded category prior to the adoption of the section or placed in the excluded category by marriage which occurs subsequent to the Director's election.

ARTICLE 12

MEMBERSHIP IN OTHER ORGANIZATIONS

Section 12.01 Requirements.

New Dominion shall not become a member of or purchase stock in any other organization (other than Old Dominion) without the approval of the Board of Directors.

ARTICLE 13

WAIVER OF NOTICE

Section 13.01 Written or by Attendance.

Any Member or Director may waive in writing any notice of a meeting required to be given by these Bylaws. The attendance of a Member or Director at any meeting shall constitute a waiver of notice of such meeting by such Member or Director, except in case a Member or Director shall attend a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened.

ARTICLE 14

THE CORPORATE SEAL

Section 14.01 Design and Inscription.

The corporate seal of New Dominion shall be in the form of a circle and shall have inscribed thereon the name of the corporation and the words "Corporate Seal, Virginia."

ARTICLE 15

RULES OF ORDER

Section 15.01 Parliamentary Procedure.

At all meetings of the Members, the Board of Directors, and any committee that may be established by New Dominion, parliamentary procedure, except as determined by these Bylaws, the Articles of Incorporation and the laws of the State of Virginia, shall be governed by the latest edition of Robert's Rules of Order.

ARTICLE 16

AMENDMENT OF BYLAWS

Section 16.01 Method of Amendment.

Subject to the provisions in the Articles of Incorporation, these Bylaws may be altered, amended or repealed by the affirmative vote of a two-thirds (2/3) majority of the members of the Board of Directors at any regular or special meeting provided that notice of such meeting shall have stated the intention to alter, amend or repeal the Bylaws.

BYLAWS

OF

OLD DOMINION ELECTRIC COOPERATIVE

AMENDED AND RESTATED AS OF JANUARY 1, 2005

BYLAWS
OF
OLD DOMINION ELECTRIC COOPERATIVE
AMENDED AND RESTATED AS OF JANUARY 1, 2005

ARTICLE 1

MEMBERSHIP

Section 1.01 Requirements for Membership.

Membership in Old Dominion Electric Cooperative, a Virginia utility aggregation cooperative (hereinafter called "Old Dominion") is limited to electric distribution cooperatives and power supply cooperatives. Any such cooperative seeking membership in Old Dominion may become a Member by:

A. Executing a written application for membership;

B. Agreeing to purchase energy or other products or services from or through Old Dominion as specified by the Articles of Incorporation, these Bylaws, and the Board of Directors;

C. Agreeing to comply with and be bound by the Articles of Incorporation, these Bylaws and any amendments, and any rules and regulations adopted by the Board of Directors;

D. Paying any membership fee and such other assessments and charges as approved by the Board of Directors; and

E. Being accepted for membership by a vote of at least two-thirds (2/3) of the members of the Board of Directors of Old Dominion entitled to vote.

The Secretary shall give each applicant at least ten (10) days written notice of the date of the meeting of the Board of Directors to which its application will be submitted and the applicant shall be entitled to be present and heard at the meeting.

Section 1.02 Limitation of Membership.

No Member may hold more than one membership in Old Dominion and no membership in Old Dominion shall be transferable;[1] except that, in case of a merger or consolidation, membership may be vested in the successor corporation provided the successor corporation shall be eligible for membership, shall agree to purchase from Old Dominion energy or other products or services under the terms and conditions of the contracts then in effect between Old Dominion and the Member undergoing the merger or consolidation, and shall agree to comply with and be

[1] Will need to do an interim amendment of ODEC's bylaws, since proposed transaction violates 1.02.

bound by the Articles of Incorporation of Old Dominion, these Bylaws and any amendments, and such rules, regulations, and assessments as may be adopted by the Board of Directors.

Section 1.03 Membership Certificates.

Membership in Old Dominion shall be evidenced by a membership certificate in the form and with such provisions as shall be determined by the Board of Directors. The certificate shall be signed by the Chairman of the Board and by the Secretary with the corporate seal affixed. In case a certificate is lost, destroyed or mutilated, a new certificate may be issued upon such terms and conditions as the Board of Directors may prescribe.

Section 1.04 Classes of Membership.

Members of Old Dominion shall be divided into two (2) classes, designated as Class A and Class B, respectively.

Class A Members shall consist of power supply cooperatives admitted to membership that purchase electric capacity or energy, or both, at wholesale from or through Old Dominion pursuant to a power purchase contract between the Class A Member and Old Dominion, which will be served through generation assets owned by Old Dominion or power purchase arrangements made by Old Dominion. Class A Members also may purchase such other products or services from Old Dominion as Old Dominion is permitted by law to offer for sale.

Class B Members shall consist of electric distribution cooperatives admitted to membership that purchase electric capacity or energy, or both, at wholesale from or through Old Dominion pursuant to a power purchase contract between the Class B Member and Old Dominion, which will be served through generation assets owned by Old Dominion or power purchase arrangements made by Old Dominion. Class B Members also may purchase such other products or services from Old Dominion as Old Dominion is permitted by law to offer for sale.

Each Member shall pay for all energy or other products or services used by it at such time and at such rates or prices as shall be approved by the Board of Directors. It is expressly understood that amounts paid for energy or other products or services in excess of the cost of service are furnished by Member as capital and each Member shall be credited with capital so furnished, as provided by these Bylaws.

Sales made through a power exchange or other state or regional wholesale market system by Old Dominion to any Member of any of the above-listed classes of membership shall not alter the character of the payments accruing to Old Dominion for such sales or affect a Member's membership status.

Section 1.05 Termination of Membership.

If a Member (1) withdraws from membership, (2) is expelled from membership, or (3) its contract with Old Dominion terminates according to the terms of that contract, its membership in Old Dominion shall automatically terminate.

The withdrawal or expulsion of a Member shall be effected as follows:

A. A Member may withdraw from membership upon compliance with such terms and conditions as the Board of Directors may prescribe, provided, however, no Member shall be permitted to withdraw until its withdrawal has been approved by an affirmative vote of not less than two thirds (2/3) of all the Directors and it has met all its contractual obligations, debts and liabilities to Old Dominion. Written notice of withdrawal shall be delivered to any officer of Old Dominion or to the Board of Directors at least ninety (90) days prior to the date upon which the withdrawal is proposed to become effective.

B. The Board of Directors may, by the affirmative vote of not less than two-thirds (2/3) of all the Directors, recommend the expulsion of any Member who fails to comply with any of the provisions of the Articles of Incorporation, Bylaws or rules and regulations adopted by the Board of Directors, but only if that Member shall have been given written notice by the Secretary of Old Dominion that such failure makes it liable to expulsion from membership and the failure shall have continued for at least ten (10) days after such notice was given. Within thirty (30) days after the Board shall have recommended expulsion of a Member, a meeting of the Members shall be held at which such Member shall be given an opportunity to present its case, by counsel or otherwise, and the Board shall have the same opportunity, after which a vote shall be taken on the expulsion of such Member. An affirmative vote of at least two-thirds (2/3) of the votes cast by the Members at such meeting shall be required in order to expel a Member. The resolution of expulsion shall set forth the reasons for the expulsion.

C. Upon termination of a contract between a Member and Old Dominion according to its terms, or upon the cessation of existence, withdrawal or expulsion of a Member, the membership shall terminate, and the membership certificate of such Member shall be surrendered forthwith to Old Dominion. Termination of membership in any manner shall not release a Member from any debts, liabilities or any outstanding, continuing, or residual contractual obligations to or through Old Dominion. Payments made to Old Dominion for any such debts, liabilities, or outstanding, continuing or residual contractual obligations shall be regarded as payments for services and obligations incurred as a Member and will be classified as member income to Old Dominion.

Section 1.06 Membership Fees and Dues.

The Board of Directors may fix fees, dues or assessments to be paid by Members of Old Dominion as and when the same are required in the judgment of the Board of Directors. The dues, electric rates and assessments, when fixed, shall become obligations of the Members of Old Dominion and failure to pay the same may be an occasion for termination of membership of the delinquent Member.

ARTICLE 2

RIGHTS AND LIABILITIES OF MEMBERS

Section 2.01 Property Interest of Members.

Members shall have no individual or separate interest in the property or assets of Old Dominion except, upon dissolution, after (1) all debts and liabilities of Old Dominion shall have been paid, and (2) all capital furnished through patronage to Members and former Members shall have been returned. Any remaining property and assets of Old Dominion shall be distributed among the Members and former Members based on the amount of their historic patronage.

ARTICLE 3

MEETINGS OF MEMBERS

Section 3.01 Annual Meeting.

The annual meeting of the Members shall be held at the date, time, and place designated in the notice of the annual meeting, for the purposes of electing Directors, passing upon reports covering the previous fiscal year, and transacting any other business as may come before the meeting. Failure to hold the annual meeting at the designated time shall not work a forfeiture or dissolution of Old Dominion.

Section 3.02 Special Meetings.

Special meetings of the Members may be called by resolution of the Board of Directors or upon a written request signed by six (6) or more Directors or the Chairman of the Board. It shall be the duty of the Secretary to cause notice of the meeting to be given as these Bylaws provide. Special meetings of the Members may be held at any place designated by the Board of Directors or by the Chairman of the Board.

Section 3.03 Notice of Members' Meeting.

Written or printed notice to each Member stating the place, day and hour of the meeting and, in case of a special meeting or an annual meeting at which business requiring special notice is to be transacted, the purpose or purposes for which the meeting is called, shall be given not less than ten (10) days nor more than forty-five (45) days before the date of the meeting either personally or by mail by or at the direction of the Chairman of the Board, the Secretary or the persons calling the meeting.

If mailed, the notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the Member at its address as it appears on the records of Old Dominion. The failure of any Member to receive notice of an annual or special meeting of the Members shall not invalidate any action which may be taken by the Members at the meeting.

Section 3.04 Quorum.

Business may be transacted at any annual or special meeting of the Members provided there are present, without respect to proxies, duly registered Member delegates, selected as provided in Article 3, Section 3.05 of these Bylaws, constituting at least fifty percent (50%) of the total number of delegates designated by the Members of Old Dominion. If less than fifty percent (50%) of the total Member delegates are present, a majority of those Member delegates may adjourn the meeting without further notice.

Section 3.05 Member Delegates.

The board of directors of each Class A Member shall be entitled to designate a number of voting delegates to represent the interests of each such Class A Member at Member meetings of Old Dominion equal to the number of members of such Class A Member [as of the beginning of the year?], and the board of directors of each Class B Member shall be entitled to designate a single voting delegate to represent the interests of each such Class B Member at Member meetings of Old Dominion. Upon becoming a Class A Member or Class B Member, the secretary of such Member shall certify to the Secretary of Old Dominion the name and address of the delegate(s) designated by it to represent it at Member meetings of Old Dominion and the date of expiration of the term of each such delegate. The secretary of such Member shall advise the Secretary of Old Dominion promptly in writing of any change in its delegate(s). At any time, by resolution of its Board of Directors, each Class A Member may terminate the appointment of any or all of its delegates and each Class B Member may terminate the appointment of its delegate. Any Member effecting such a termination shall notify Old Dominion of the action in writing.

Section 3.06 Voting.

With respect to each matter submitted to a vote at a meeting of the Members, each Class A Member shall be entitled to one (1) vote for each member of such Class A Member [as of the beginning of the year?] and each Class B Member shall be entitled to one (1) vote (regardless of the number of its members).

At all meetings of the Members at which a quorum is present, all questions shall be decided by a vote of the majority of the voting delegates represented except as otherwise provided by these Bylaws. A delegate may hold and vote only one (1) proxy and no more for an absent delegate. There shall be no voting other than in person or by proxy.

Section 3.07 Proxies.

At all meetings of Members, voting by proxy is authorized. Proxies must be in writing and executed on behalf of the absent Member by its Secretary under its corporate seal or by its Member delegate who is absent or has earlier been duly registered at such meeting but has since absented themselves. A proxy may be restricted to a particular matter or unlimited; if not restricted, it shall be deemed unlimited. A proxy shall not be valid after sixty (60) days from the date of its execution.

ARTICLE 4

DIRECTORS

Section 4.01 General Powers.

The business and affairs of Old Dominion shall be managed by the Board of Directors consisting of at least five (5) persons. The Board of Directors shall exercise the powers of Old Dominion except such as are by law, the Articles of Incorporation or these Bylaws conferred upon or reserved unto the Members.

Section 4.02 Qualification and Tenure.

A. Any person recommended to the Nominating Committee by a Member, in good standing, shall be eligible for election to the Old Dominion Board of Directors as a Director within the class of membership of the Member making the recommendation.

B. Each Class A Member shall be entitled to two (2) Directors on the Board of Directors for each member of such Class A Member. Each Class B Member shall be entitled to two (2) Directors on the Board of Directors.

C. Candidates for election to the Old Dominion Board of Directors shall be nominated by the Nominating Committee. Upon becoming a Class A Member or Class B Member and each year thereafter, the secretary of such Member shall certify to the Secretary of Old Dominion the names and addresses of the Director candidates who have been recommended to the Nominating Committee by the Member as candidates for election as its Directors.

Section 4.03 Removal of Directors.

A. Each Member may remove its own Directors.

B. A Director may be removed for cause by a vote of two-thirds (2/3) of the Directors of Old Dominion or of two-thirds (2/3) of the votes cast by the Members of Old Dominion, provided notice of the charges against the Director shall have been filed with the Secretary in writing together with a petition signed by at least thirty percent (30%) of the Directors or of the voting delegates of the Members, as appropriate, requesting removal of the Director. Such Director shall be informed in writing of the charges at least ten (10) days prior to the meeting at which the charges are to be considered and shall have an opportunity to be present and represented by counsel at the meeting and to present evidence relevant to the charges; and the person or persons bringing the charges shall have the same opportunity. The question of the removal of such Director shall be considered and voted upon at the meeting.

Section 4.04 Vacancies.

A vacancy in the Board of Directors shall be filled by a new Director. The replacement candidate shall be recommended to the Nominating Committee by the Member whose directorate has been vacated. The Nominating Committee shall nominate a candidate and the new Director shall be elected by the Board of Directors of Old Dominion. That Director shall serve for the unexpired term of the predecessor.

Section 4.05 Compensation.

The Compensation of the Directors shall be set from time to time by resolution of the Board of Directors.

Section 4.06 Rules and Regulations.

The Board of Directors shall have the power to make and adopt such rules and regulations and fix the compensation of officers and employees as it may deem advisable for the proper management, administration and regulation of the business affairs of Old Dominion.

ARTICLE 5

MEETINGS OF DIRECTORS

Section 5.01 Annual and Regular Meetings.

An annual meeting of the Board of Directors, at which election of officers shall take place and other business may be transacted, shall be held at the same site as, and immediately following the adjournment of, the annual meeting of the Members of Old Dominion. Notice of the annual meeting of the Members, as provided for in Section 3.03 of Article 3, shall also constitute notice of the annual meeting of the Board of Directors.

The Board of Directors may also adopt a schedule of additional meetings which shall be considered regular meetings. Regular meetings shall be held at such times and at such places, within or without the Commonwealth of Virginia, as the Chairman, the President or the Board of Directors shall designate from time to time. If no place is designated, regular meetings shall be held at the principal office of New Dominion.

Section 5.02 Special Meetings.

Special meetings of the Board of Directors may be called by the Chairman of the Board or by any five (5) Directors. It shall be the duty of the Secretary to cause notice of such meeting to be given as provided. Those who called the meeting shall fix the time and place.

Section 5.03 Notice.

Notice of the time, place and purpose of any regular or special meeting of the Board of Directors shall be given not less than ten (10) days nor more than forty-five (45) days prior the meeting date, by written notice, delivered personally or mailed to each Director at their last known address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage prepaid.

The attendance of a Director at any meeting shall constitute a waiver of notice of such meeting, except in case a Director shall attend a meeting for the express purpose of objecting to the transaction of any business because the meeting shall not have been lawfully called or convened.

Section 5.04 Quorum.

A majority of the Board of Directors shall constitute a quorum. If less than a majority of the Directors is present at a meeting, a majority of the Directors present may adjourn the meeting. The Secretary shall notify any absent Directors of the time and place of such adjourned meeting. Except as expressly provided in Section 5.05(b) below, the act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless otherwise stipulated by these Bylaws, the Articles of Incorporation or State law.

Section 5.05 Voting.

A. Regular Voting: Each Director shall be entitled to only one (1) vote, and no more, upon each matter submitted to a vote. Except as expressly provided in Section 5.05(b) below, a vote of a majority of the Directors present at a meeting at which a quorum is present shall be sufficient to approve such item. There shall be no voting by proxy or by mail.

B. Supermajority Voting: In order for any of the following actions or items to be approved, at least seventy-six percent (76%) of the Directors present at meeting at which a quorum is present must vote in favor of such action:

(i) the annual budget of Old Dominion;
(ii) the power rates charged by Old Dominion to its Members;
(iii) the construction or acquisition of generation facilities;
(iv) sale of ten percent (10%) or more of the total assets of Old Dominion;
(v) incurrence of unbudgeted debt in excess of $10,000,000;
(vi) amendment of the Articles of Incorporation of Old Dominion;
(vii) merger of Old Dominion with or into any other entity; or
(viii) dissolution of Old Dominion.

Section 5.06 Presence of Others.

The directors, employees, or other representatives of a Member (and, in the case of a Class A Member, of the members of such Class A Member) shall be entitled to attend all regular and special meetings of the Board of Directors, however, they shall have no vote and shall not be allowed to speak or otherwise participate in the proceedings unless so authorized by the Board. The Board of Directors, when it deems prudent and advisable, may declare an executive session. Persons other than the Board Members shall not be entitled to attend the executive session unless by invitation.

Section 5.07 Participation by Telephone at Board Meetings.

Unless otherwise restricted in these Bylaws, the Directors may participate in meetings of the Board and shall be deemed to be present at such meetings as though physically present if they are participating by means of a conference telephone or similar communications equipment by which all persons participating at the meeting can hear each other and respond to matters properly brought before the meeting. Directors participating by such communications means shall be deemed present for all purposes including determination of quorum.

ARTICLE 6

COMMITTEES

Section 6.01 Executive Committee.

A. Composition: The Executive Committee shall consist of six (6) Directors. The Chairman, Vice Chairman and Secretary/Treasurer shall be permanent members of the committee. The remaining three (3) members of the committee shall be non-permanent members. The non-permanent members of the committee shall be elected by and from the Board of Directors. The Chairman of the Board of Old Dominion shall be Chairman of the Executive Committee. No two (2) members of this committee shall be from the same Member organization and at least three (3) members of the committee shall be directors of Member organizations and not employees. The President of Old Dominion shall be an ex-officio member of the committee, but without a vote.

B. Term of Office: The term of office for the non-permanent members of the Executive Committee shall be three (3) years. Upon serving one (1) full three (3) year term, no Director shall be eligible to be reelected for a successive term on the Executive Committee. The permanent committee members' terms shall be determined according to Article 7, Section 7.02 of these Bylaws.

C. Meetings, Powers and Functions: The Executive Committee shall meet upon the call of the Chairman of the Board. The Executive Committee shall exercise all of the functions and powers of the Board of Directors between meetings of the Board of Directors, other than matters subject to supermajority approval of the Board of Directors under Article 5, Section 5.05B hereof. All actions taken by the Executive Committee shall be reported to the next regularly scheduled meeting of the Board of Directors. Four (4) members of the Executive Committee shall be considered a quorum for the transaction of any business.

D. Vacancies: Except as otherwise provided in these Bylaws, a vacancy among the non-permanent members of the committee may be filled by the Board of Directors for the unexpired portion of the term. A vacancy among the permanent members of the committee shall be filled according to Article 7, Section 7.04, of these Bylaws.

Section 6.02 Nominating Committee.

A. The Chairman of the Board shall propose and the Board shall elect five (5) Directors to the Nominating Committee. The Chairman, in selecting the committee members, shall give consideration to geographic and demographic balance among the Members.

B. The Nominating Committee shall nominate candidates for election to the Board of Directors as provided in these Bylaws. Not more than ninety (90) days, but not less than sixty (60) days prior to the annual meeting of the Members, Members may submit recommendations for nomination as a candidate for the Board of Directors to the Nominating Committee. The Nominating Committee shall select a slate of candidates and report its nominations to the Members in writing. The report shall be delivered to each Member at least forty-five (45) days prior to each annual meeting. For vacancies on the Board of Directors, the Nominating Committee shall report its nominees to the Board ten (10) days prior to the meeting at which the vacancy will be filled.

C. The Nominating Committee shall nominate one or more candidates for each vacancy on the Executive Committee. The Nominating Committee shall report its slate of nominations to the full Board in writing. The report shall be delivered to each Director forty-five (45) days prior to each annual meeting or any meeting at which an Executive Committee vacancy is to be filled.

D. The term of office for a member of the Nominating Committee shall be three (3) years. Upon serving one full three-year term, no member of the Committee shall be eligible to be reelected for a successive term on the Committee. Except as otherwise provided in these Bylaws, in the event of a vacancy on the committee, the Chairman of the Board shall propose and the Board shall elect a new member to serve the unexpired portion of the term.

Section 6.03 Additional Committees.

The Board of Directors shall create the following additional standing committees and shall delegate the necessary authority to each such committee:

Finance Committee
Power Supply and Resources Committee
Human Resources Committee
Audit Committee
Bylaws and Policy Committee

The Chairman of the Board shall appoint the members of these additional committees.

The Board of Directors may, as it deems necessary, create any additional committees and delegate to those committees any authority, duties, powers or obligations it may deem necessary for carrying out the business and objectives of Old Dominion. The Board of Directors may, in its discretion, instruct the Chairman of the Board to appoint special committees with the membership being designated by the Chairman of the Board and such special committees shall have the power and perform the duties as may be provided in the resolution of the Board.

The Chairman of the Board may also create temporary committees to carry out the business and objectives of Old Dominion. The Chairman of the Board shall have the right to name all committee members to those committees.

Section 6.04 Participation by Telephone at Committee Meetings.

Unless otherwise restricted in these Bylaws or in the resolution creating a committee, the members of any committee may participate in meetings of the committee and shall be deemed to be present at such meetings as though physically present if they are participating by means of a conference telephone or similar communications equipment by which all persons participating at the meeting can hear each other respond to matters properly brought before the meeting. Members of the committee participating by such communications means shall be deemed present for all purposes including determination of quorum.

ARTICLE 7

OFFICERS

Section 7.01 Number and Positions.

The officers shall be Chairman of the Board, Vice Chairman of the Board, Secretary/Treasurer, and President. The Board may, if it desires, elect additional officers, including but not limited to Assistant Secretary/Treasurers, or appoint additional officers, including but not limited to Vice Presidents.

Elected officers must be Directors, but other officers need not be Directors.

The office of President shall be occupied by a regular employee of Old Dominion.

Section 7.02 Election and Term of Office.

A. The Chairman, Vice Chairman and Secretary/Treasurer whose terms of office are expiring shall be elected by and from the Board of Directors at the meeting of the Board of Directors held immediately after the annual meeting of the Members. If the election shall not be held at such meeting, such election shall be held as soon thereafter as is convenient. Each officer shall hold office until the first meeting of the Board of Directors following the next succeeding annual meeting of the Members or until their successor shall have been elected and shall have qualified.

B. The term of office for the Chairman, Vice Chairman and Secretary/Treasurer shall be for three (3) years. Upon serving one full three (3) year term in an office, no Director shall be eligible to be elected to a successive term in the same office as Chairman, Vice Chairman or Secretary/Treasurer.

C. Officers other than Chairman, Vice Chairman and Secretary/Treasurer shall hold office at the pleasure of the Board.

Section 7.03 Removal of Officers by Directors.

Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors by majority vote of all the Directors whenever, in its judgment, the best interests of Old Dominion shall be served.

Any Member of Old Dominion may bring charges against any officer, and by filing with the Secretary such charges in writing, together with a petition signed by thirty percent (30%) of the Members, may request the removal of such officer. The officer against whom such charges have been brought shall be informed in writing of the charges at least ten (10) days prior to the Board meeting at which the charges are to be considered and shall have an opportunity to be present and represented by counsel at the meeting and to present evidence in respect to the charges; and the person or persons bringing the charges shall have the same opportunity.

Section 7.04 Vacancies.

Except as otherwise provided in these Bylaws, a vacancy in any office may be filled by the Board of Directors for the unexpired portion of the term.

Section 7.05 Chairman of the Board.

The Chairman of the Board shall be the link between the Board and management of Old Dominion. The Chairman may give such direction for the operation of Old Dominion as deemed advisable in those situations where direction is, in the Chairman's opinion, needed and time will not reasonably permit submission of the matter to the Board.

The Chairman of the Board shall preside at the meetings of the Executive Committee and of the Board of Directors and shall perform such other duties as may be assigned to that office by the Board of Directors. By reason of this office, the Chairman shall have the right to attend all meetings of committees.

Section 7.06 <u>Vice Chairman</u>.

In the absence of the Chairman, or in the event of the Chairman's inability or refusal to act, the Vice Chairman shall perform the duties of the Chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chairman. The Vice Chairman shall also perform any other duties as may be assigned by the Board of Directors.

Section 7.07 <u>Secretary/Treasurer</u>.

The Secretary/Treasurer shall have the responsibility for preparing and maintaining custody of minutes of the Directors' and Members' meetings and for authenticating records of Old Dominion. The Secretary/Treasurer also shall in general perform all the duties incident to the Office of Secretary/Treasurer and such other duties as may be assigned by the Board of Directors.

Section 7.08 <u>President</u>.

The Board of Directors shall appoint a President who shall:

(a) serve at the will of the Board;

(b) be the Chief Executive Officer of the Corporation and be in charge of and exercise general management and control of the daily operation of the business of Old Dominion.

(c) make recommendations and suggestions concerning the goals and functions of Old Dominion to the Board. The President shall maintain supervision over all employees of Old Dominion and delegate a portion of such supervision to other employees as the President may deem advisable. The President, by reason of the office, unless excused by the Board or the Chairman of the Board, shall be required to attend all meetings of standing committees, Old Dominion Board meetings, and Member meetings, but shall not have a vote unless designated as a voting member of a committee at the time the committee is appointed; and

(d) perform all other duties and exercise such authority as the Board of Directors may vest in the President.

Section 7.09 <u>Duties of Vice Presidents</u>.

Vice Presidents of Old Dominion shall perform such tasks as may be assigned to them by the Board or the President. The Vice Presidents may be assigned duties as heads of departments and in such event, their work and effort shall be concentrated in that field according to the guidelines established by the Board or in the absence of Board policy, by the President, reporting, unless otherwise specified, to the President.

Section 7.10 Duties of Other Officers.

Other officers who are also Directors of Old Dominion shall perform the duties assigned to them by the Board of Directors and shall report to the Board. Other officers who are not directors of Old Dominion shall perform the duties assigned to them by the Board of Directors or by the President, reporting, unless otherwise specified, to the President of Old Dominion.

Section 7.11 Bonds of Officers.

Any officer or agent of Old Dominion charged with responsibility for the custody of any of its funds or property shall be bonded in sums and with such surety as the Board of Directors shall determine. The Board of Directors, in its discretion, may also require any other officer, agent or employee of Old Dominion to be bonded in such amounts with such surety as it shall determine.

Section 7.12 Reports.

The officers of Old Dominion shall submit at each annual meeting of the Members reports covering the business of Old Dominion for the previous fiscal year. The reports shall set forth the condition of Old Dominion at the close of the fiscal year.

ARTICLE 8

NON-PROFIT OPERATION

Section 8.01 Non-Profit Policy.

Old Dominion shall at all times be operated on a cooperative non-profit basis for the mutual benefit of its Members.

Section 8.02 Patronage Capital.

A. In connection with the furnishing of electric energy, Old Dominion's operations shall be so conducted that all Members will, through their patronage, furnish capital for Old Dominion. In order to induce patronage and to assure that Old Dominion will operate at cost on a cooperative non-profit basis, Old Dominion is obligated to account on a patronage basis to all its Members for income received and receivable from the furnishing of electric energy in excess of operating costs and expenses properly chargeable against the furnishing of electric energy, as herein provided. Amounts received from Members and patrons in excess of operating costs and expenses at the moment of receipt by Old Dominion are received with the understanding that they are furnished by the patrons as capital.

[Old Dominion is obligated to pay by credits to a capital account for each Member amounts in excess of operating costs and expenses in accordance with Old Dominion's Margin Stabilization Plan. The books and records of Old Dominion shall be set up and kept in such a manner that at the end of each fiscal year the amount of capital, if any, so furnished by each Member is clearly reflected and credited in an appropriate record to the capital account of each Member. Old Dominion shall, within a reasonable time after the close of the fiscal year, notify each Member of the amount of capital so credited to its account. All such amounts credited to the capital account of any Member shall have the same status as though they had been paid to the Member pursuant to a legal obligation to do so and the Member had then furnished corresponding amounts for capital. No interest shall be paid to a Member on any capital invested or contributed by a Member to Old Dominion.]

B. To the extent Old Dominion elects to engage in the business of furnishing products and services other than electric service, amounts received and receivable therefrom in excess of operating costs and expenses properly chargeable against the furnishing of such products and services shall be, insofar as permitted by law, allocated and assigned annually on a patronage basis and credited on the books of Old Dominion as patronage capital to those patrons so furnished such products and services, in substantially the same manner provided in subsection A with respect to furnishing electric service.

Section 8.03 Retirement of Capital.

In the event of dissolution or liquidation of Old Dominion, after all outstanding indebtedness of Old Dominion shall have been paid, outstanding capital credits shall be retired without priority on a pro rata basis before any payments are made on account of property rights of Members in accordance with Article 2, Section 2.01. If, at any time prior to dissolution or liquidation, the Board of Directors shall determine that the financial condition of Old Dominion will not be impaired thereby, the capital then credited to Members' accounts may be retired in full or in part. Termination of a Member's membership shall not accelerate the payment of capital credits.

Section 8.04 Assignability of Capital.

No Member may transfer its interest in the capital credited to its account except in the case of a transfer of the Member's interest in Old Dominion in accordance with Article 1, Section 1.02 of these Bylaws, and no Member may transfer its interest in Old Dominion in accordance with Article 1, Section 1.02 without also transferring its interest in the capital credited to its account. In connection with any transfer of a Member's interest, Old Dominion shall reflect on its books the transfer of such Member's interest in capital to the Member's transferee.

Section 8.05. Classification of Business.

In determining and allocating the operating costs and expenses to form the basis of determining, in turn, the respective amounts of capital furnished by patrons through their patronage, it shall be the duty of the Board of Directors to classify the business done by Old Dominion with all of its patrons into appropriate classes or departments of business or patronage.

Operating margins will be allocated to each Member within each such classes or departments on a patronage basis after full allocation of all direct and indirect costs associated with service. All patronage margins contributed by patrons within a given class of business shall be assigned to such patrons on a dollar volume basis of patronage, but no patronage capital shall be deemed to have been contributed by, or shall be allocated to, any patron within any class of business, if the receipts from all patrons within such class do not exceed the costs and expenses chargeable or allocable to such class. In the event patronage from any patron falls into two or more classes of business, capital credits assigned to such patron shall be the net amount of the capital credits determined after debiting and crediting such patron's account with all patronage debits and credits from all such classes of business. The cost allocation methodologies will be subject to periodic review by the Board of Directors.

Section 8.06 Contractual Character of Operations.

The Members of Old Dominion, by dealing with Old Dominion, acknowledge that the terms of the Articles of Incorporation and Bylaws shall constitute and be a contract between Old Dominion and each Member, and both Old Dominion and the Members are bound by such contract, as fully as though each Member has individually signed a separate instrument containing those terms and provisions.

ARTICLE 9

DISPOSITION OF PROPERTY

Section 9.01 Manner of Disposition.

Old Dominion may not sell, lease or otherwise dispose of any of its property other than property which, in the judgment of the Board of Directors, neither is nor will be necessary or useful in operating and maintaining Old Dominion's system and which, in any one year, shall not exceed ten percent (10%) of the total assets of Old Dominion, unless (1) authorized to do so by a vote of more than two-thirds (2/3) of its Members present at the meeting to vote upon such matter, and notice of the proposed sale, lease or other disposition (together with a copy of the agreement pursuant to which the transaction will be effected) shall have been contained in the notice of the meeting, and (2) in the case of a sale of ten percent (10%) or more of the book value of the assets of Old Dominion, unless authorized by a vote at least seventy-six percent (76%) of the Board of Directors present at a meeting at which a quorum is present pursuant to Article 5, Section 5.05B hereof. Notwithstanding the foregoing, however, Old Dominion may mortgage or otherwise encumber its assets by a vote of at least sixty-six percent (66%) of its Board of Directors present at a meeting at which a quorum is present.

ARTICLE 10

INDEMNIFICATION

Section 10.01 Directors and Officers.

Old Dominion shall indemnify any Director or officer of Old Dominion against expenses (including legal fees), judgments, fines, and amounts paid in settlement, actually and reasonably incurred, to the fullest extent now or hereafter permitted by law in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, brought or threatened to be brought against a person by reason of performance as a Director or officer of Old Dominion or affiliated entities or in any other capacity on behalf of Old Dominion or affiliated entities.

The Board of Directors, by resolution adopted in each specific instance, may similarly indemnify any person other than a Director or officer of Old Dominion for liabilities incurred in connection witih services rendered for or at the request of Old Dominion or affiliated corporations. The provisions of this section shall be applicable to all actions, suits or proceedings commenced after its adoption, whether such arise out of acts or omissions which occurred prior or subsequent to such adoption and shall continue as to a person who has ceased to be a Director or officer or to render services for or at the request of Old Dominion and shall inure to the benefit of the heirs, executors, and administrators of such a person.

The rights of indemnification provided for herein shall not be deemed the exclusive rights to which any Director, officer, employee or agent of Old Dominion may be entitled. Old Dominion may pay the expenses incurred by any person entitled to be indemnified by Old Dominion in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking, by or on behalf of such person, to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Old Dominion as authorized by law.

ARTICLE 11

FISCAL POLICY

Section 11.01 Contracts.

Except as otherwise provided in these Bylaws, the Board of Directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name and on behalf of Old Dominion, and such authority may be general or confined to specific instances.

Section 11.02 Checks, Drafts, etc.

All checks, drafts, wire transfers or other orders for the payment of money, and all notes, bonds or other evidences of indebtedness issued in the name of Old Dominion shall be signed by such officer or officers, agent or agents, employee or employees of Old Dominion and in such manner as shall be determined by resolution of the Board of Directors.

Section 11.03 Deposits.

All funds of Old Dominion shall be deposited to the credit of Old Dominion in such banks or financial institutions as the Board of Directors may select.

Section 11.04 Fiscal Year.

The fiscal year of Old Dominion shall be fixed by the Board of Directors as the needs of Old Dominion's business require.

Section 11.05 Accounting System and Reports.

All accounts of Old Dominion shall be examined by a committee of the Board of Directors which shall render reports as directed by the Board of Directors which shall be done at least annually. The Board of Directors shall also, after the close of each fiscal year, cause a full and complete audit of the accounts and books and financial conditions of Old Dominion to be made.

Section 11.06 Contracts in Which Directors Have Interest.

Any contract or other transaction between Old Dominion and one or more of its Directors, or between Old Dominion and any firm of which one or more of its Directors are shareholders, members, directors, officers, or employees, or in which they are interested, shall be valid for all purposes, notwithstanding the presence of the Director or Directors at the meeting of the Board of Directors that acts upon the contract or transaction, and notwithstanding their participation in the action, if the fact of such interest shall be disclosed or known to the Board of Directors and the Board of Directors shall, nevertheless, authorize or ratify the contract or transaction. The interested Director or Directors shall to be counted in determining whether a quorum is present and shall to be entitled to vote on such authorization or ratification. This section shall not be construed to invalidate any contract or other transaction that would otherwise be valid under the common and statutory law applicable to it.

Section 11.07 Employment of Related Persons.

No relative, whether by marriage or blood, of a Director closer in degree of kindred than first cousin shall become an employee of Old Dominion while such existing Director remains a Director. This provision shall not affect any employee who is in the excluded category prior to the adoption of the section or placed in the excluded category by marriage which occurs subsequent to the Director's election.

ARTICLE 12

MEMBERSHIP IN OTHER ORGANIZATIONS

Section 12.01 Requirements.

Old Dominion shall not become a member of or purchase stock in any other organization without the approval of the Board of Directors.

ARTICLE 13

WAIVER OF NOTICE

Section 13.01 Written or by Attendance.

Any Member or Director may waive in writing any notice of a meeting required to be given by these Bylaws. The attendance of a Member or Director at any meeting shall constitute a waiver of notice of such meeting by such Member or Director, except in case a Member or Director shall attend a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened.

ARTICLE 14

THE CORPORATE SEAL

Section 14.01 Design and Inscription.

The corporate seal of Old Dominion shall be in the form of a circle and shall have inscribed thereon the name of the corporation and the words "Corporate Seal, Virginia."

ARTICLE 15

RULES OF ORDER

Section 15.01 Parliamentary Procedure.

At all meetings of the Members, the Board of Directors, and any committee that may be established by Old Dominion, parliamentary procedure, except as determined by these Bylaws, the Articles of Incorporation and the laws of the State of Virginia, shall be governed by the latest edition of Robert's Rules of Order.

ARTICLE 16

AMENDMENT OF BYLAWS

Section 16.01 Method of Amendment.

Subject to the provisions in the Articles of Incorporation, these Bylaws may be altered, amended or repealed by the affirmative vote of a two-thirds (2/3) majority of the members of the Board of Directors at any regular or special meeting provided that notice of such meeting shall have stated the intention to alter, amend or repeal the Bylaws.